      As filed with the Securities and Exchange Commission on May 12, 1995


                                                       Registration No. 33-79494
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------


                                Amendment No. 2

                                       to
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           BENTON OIL AND GAS COMPANY
             (Exact name of Registrant as specified in its charter)

                            ------------------------

        Delaware                                  1311                                 77-0196707
    (State or other                   (Primary Standard Industrial                  (I.R.S. Employer
     jurisdiction of                      Classification Code)                    Identification No.)
    incorporation or
     organization)


                               1145 Eugenia Place


                                   Suite 200


                         Carpinteria, California 93013


                                 (305) 566-5600


    (Address, including zip code, and telephone number, including area code,

                  of Registrant's principal executive offices)

                            A. E. Benton, President

                               1145 Eugenia Place


                                   Suite 200


                         Carpinteria, California 93013


                                 (305) 566-5600


    (Address, including zip code, and telephone number, including area code,

                             of agent for service)

                                with copies to:
                                 Jack A. Bjerke
                              Emens, Kegler, Brown
                           Hill & Ritter Co., L.P.A.
                        65 East State Street, Suite 1800
                              Columbus, Ohio 43215

                            ------------------------

        Approximate date of commencement of proposed sale to the public:

 From time to time after the effective date of this Registration Statement, as determined by the Registrant.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. /X/

                            ------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS

                             SUBJECT TO COMPLETION

                                  MAY 12, 1995


                           BENTON OIL AND GAS COMPANY

                                DEBT SECURITIES

Benton Oil and Gas Company (the "Company") may offer, from time to time, Debt Securities ("Debt Securities"), which may be either senior debt securities ("Senior Securities") or subordinated debt securities ("Subordinated Securities"), consisting of debentures, notes or other unsecured evidences of indebtedness in one or more series at an aggregate initial offering price not to exceed $50,000,000 at prices and on terms to be determined at the time of sale.


All specified terms of the offering and sale of Debt Securities will be set forth in one or more supplements to this Prospectus ("Prospectus Supplement"), including the title, aggregate principal amount, whether such Debt Securities are senior or subordinate, denominations, maturity, rate, if any, of interest (which may be fixed or variable) or method of calculation thereof, and time of payment of any interest, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any conversion or exchange rights, any listing on a securities exchange and the initial public offering price and any other terms in connection with the offering and sale of such Debt Securities. The Senior Securities will rank equally with all other unsecured Senior Indebtedness (as defined) of the Company. The Subordinated Securities will be subordinated to all existing and future Senior Indebtedness (as defined) of the Company. The Debt Securities will be effectively subordinated to all liabilities of the Company's subsidiaries, including trade payables. As of March 31, 1995, the aggregate amount of outstanding obligations of the Company's subsidiaries that would have ranked senior to the Debt Securities was approximately $33.9 million. As of March 31, 1995, the principal amount of indebtedness of the Company that would have ranked pari passu with the Debt Securities was approximately $15.0 million; and the principal amount of the Company's secured indebtedness that would have effectively ranked senior to the Debt Securities was $5.0 million.


The Company may sell Debt Securities to or through underwriters, and also may sell Debt Securities directly to other purchasers or through agents. The Prospectus Supplement will set forth the names of any underwriters or agents involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents. See "Plan of Distribution."

SEE "RISK FACTORS" FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this Prospectus is                  , 1995

No person has been authorized to give any information or make any representation other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any underwriter, agent or dealer. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Debt Securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                               TABLE OF CONTENTS

                                             Page
Incorporation of Certain Information by
  Reference.................................   2
Prospectus Summary..........................   3
Risk Factors................................  11
The Company.................................  16
Use of Proceeds.............................  16
Description of Outstanding Indebtedness.....  17
Description of Debt Securities..............  18
Plan of Distribution........................  36
Legal Matters...............................  36
Experts.....................................  36
Available Information.......................  37
Glossary....................................  38


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


The following documents, heretofore filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated by reference, except as superseded or modified herein (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended by Form 10-K/A; and
(ii) the Company's Current Report on Form 8-K filed April 17, 1995.


Each document filed subsequent to the date of this Prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document. Any statement contained in the documents incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.


The Company undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents or information referred to above that has been or may be incorporated by reference in this Prospectus (excluding exhibits to such documents unless such exhibits are specifically incorporated by reference). Requests should be directed to Benton Oil and Gas Company, 1145 Eugenia Place, Suite 200, Carpinteria, California 93013 (the principal executive offices of the Company), telephone
(805) 566-5600, Attn: Corporate Secretary.

                                Prospectus Summary

The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and Consolidated Financial Statements and related notes thereto appearing elsewhere in this Prospectus or incorporated herein by reference. See the Glossary included elsewhere in this Prospectus for definitions of certain oil and gas terms. Unless the context otherwise requires or as otherwise specified herein, all references to the "Company" refer to Benton Oil and Gas Company and its subsidiaries.

                                  The Company


Benton Oil and Gas Company is primarily engaged in the development and production of oil and gas properties. The Company's operations are focused in the eastern region of Venezuela, the Gulf Coast region of Louisiana and the West Siberia region of Russia. At December 31, 1994, the Company's proved reserves of
81.2 MMBOE consisted of 78.5 MMBbl of oil and 16.1 Bcf of natural gas. The Company's proved reserves, net of production, have increased from 14.8 MMBOE at December 31, 1990 to 81.2 MMBOE through purchases of reserves-in-place, awards of development contracts, the acquisition of an additional equity interest in the Company's Venezuelan subsidiaries, discoveries of oil and natural gas reserves, extensions of existing producing fields and revisions of previously estimated reserves. The standardized measure of discounted future net cash flows, before provision for income taxes, relating to the Company's proved reserves at December 31, 1994 was approximately $336.3 million. See "Business
- -- Reserves."


Business Strategy


The Company's business strategy is to operate in niche markets where it can further develop existing oil and gas fields and seek new reserves in areas of low geologic risk. The Company implements this strategy through the in-house design and interpretation of 3-D seismic surveys, combined with well recompletions and exploration and development drilling. The Company believes that because of its concentration on 3-D seismic technology and the training and qualifications of its management and technical team, the Company has gained access to projects it otherwise would not have enjoyed and has a competitive advantage in finding and developing reserves on an economic basis. The Company's finding costs for its Proved Reserves from inception to December 31, 1994 were $1.35 per BOE. The Company's estimate of future development costs for its non-producing Proved Reserves at December 31, 1994 was $1.23 per BOE, which the Company believes continues to give it a competitive advantage in finding and developing reserves.


In the U.S., the Company integrates 3-D seismic technology with subsurface geologic data from previously drilled wells. This geophysical evaluation enables the Company to identify previously undetected reserves in existing fields. Internationally, the Company seeks participation in projects with significant reserve potential in areas with low geologic risk and known proved reserves where, in certain situations, the Company can add value by employing modern exploration, drilling, completion and production techniques. The Company has formed ventures with local foreign partners in an effort to reduce risk, control costs, and facilitate local transactions. The Company continues to evaluate joint venture opportunities with domestic and foreign partners to implement its business strategy.


Venezuelan Operations



Approximately 75% of the Company's Proved Reserves are located in eastern Venezuela in the Uracoa, Bombal and Tucupita Fields in the South Monagas Unit. The Company, together with a Venezuelan construction and engineering company, Venezolana de Inversiones y Construcciones Clerico, C.A. ("Vinccler"), entered into an operating service agreement with Lagoven, S.A. ("Lagoven"), an affiliate of the national oil company, Petroleos de Venezuela, S.A. ("PDVSA") to reactivate and further develop the three Venezuelan oil fields. The Company was the first U.S. company to be awarded an oil field development and production contract in Venezuela since that country's oil field reactivation program was announced in 1991. Under the terms of the contract, Benton-Vinccler, C.A., the Company's 80% owned subsidiary ("Benton-Vinccler"), is a contractor for Lagoven and receives an operating fee in U.S. dollars (currently deposited directly in a U.S. bank account) for each Bbl of oil produced. Production commenced in the Uracoa Field during the second quarter of 1993. Production levels have steadily increased during 1994, due largely to the use of modern drilling, completion and production techniques, from an average daily production of 3,400 Bbl of oil during the first quarter of 1994 to 6,700 Bbl of oil during the second quarter of 1994 to 7,200 Bbl of oil during the third quarter of 1994 to 10,200 Bbl of oil during the fourth quarter of 1994. Currently, 33 wells in the Field are producing an aggregate of approximately 12,500 Bbl of oil per day. Benton-Vinccler intends to completely develop the Uracoa Field by drilling approximately 90 wells and intends to subsequently reactivate the Bombal Field.

United States Operations


Approximately 4% of the Company's Proved Reserves are located in the United States. Substantially all of the Company's domestic activities are located in the Louisiana Gulf Coast at the West Cote Blanche Bay, Rabbit Island and Belle Isle Fields. The Company has successfully pursued acquisition and joint venture opportunities in the United States, which have become more readily available as major oil and gas companies continue to consolidate operations and focus exploration and development activities outside the United States. The Company has formed joint ventures with Texaco, Inc. ("Texaco") and Oryx Energy Company ("Oryx") in the Gulf Coast, in which the Company conducts a 3-D seismic survey and/or development program in exchange for an interest in a field or project area or the right to drill future wells as a working interest partner.



The Company, Texaco and Oryx are currently producing from and further developing the fields by using 3-D seismic technology integrated with subsurface geologic data from previously drilled wells. The Company has identified multiple pay zones, including lower risk shallow and medium depth prospects and selected higher risk exploratory prospects, in all three fields. In addition, the Company entered into certain agreements with Tenneco Ventures Corporation ("Tenneco") relating to certain present and future exploration and development activities in the Gulf Coast. This relationship will facilitate increased flexibility and diversification in the Company's operations in the region.



Russian Operations



Approximately 22% of the Company's Proved Reserves are located in the North Gubkinskoye Field in the West Siberia region of Russia. The Company's Russian operations are conducted through GEOILBENT, Ltd. ("GEOILBENT"), a joint venture comprised of the Company (34%), Purneftegas (33%), and Purneftegasgeologia (33%). The Company's partners are the Russian state agencies which control exploration, delineation, and development of oil and gas fields in this part of the Western Siberian Basin. The joint venture, which has been registered with the Ministry of Finance of the Russian Republic, develops, produces and markets oil and condensate from the North Gubkinskoye Field. This Field, which has been delineated and tested, is surrounded by other large proven fields, a number of which are now being developed by major international oil and gas companies. In 1993, GEOILBENT completed the construction of a 37 mile crude oil pipeline from the North Gubkinskoye Field to the Russian oil pipeline network and commenced a multi-well drilling program in the Field. The ultimate development of the Field is expected to involve several phases and the drilling of more than 350 wells. Production from the Field commenced during the third quarter of 1993 and the Field is currently producing approximately 4,500 Bbl of oil per day. GEOILBENT commenced exporting oil during the fourth quarter of 1993 and its production is being sold for U.S. dollars.


Recent Events


In March 1995, the Company and its affiliates and Tenneco sold to WRT Energy Corporation a 43.75% working interest in the shallower depths (above approximately 10,575 feet) in the West Cote Blanche Bay Field in Louisiana for an aggregate purchase price of $20 million. Of this aggregate purchase price, the Company received $14.9 million.



                                SUMMARY OF TERMS



Securities Offered............ An aggregate of $50 million principal amount of
                               Senior Securities and/or Subordinated Securities.



Maturity Date.................                     .



Interest Payment Dates........ The Debt Securities will bear interest at the rate per annum set forth in the Prospectus
                               Supplement related to the Offered Debt
                               Securities, payable semi-annually on such dates as set forth in the Prospectus Supplement.



Indenture..................... The Company's Senior Indenture related to the
                               Senior Securities, dated on such date and with such Trustee as set forth in the Prospectus Supplement related to the Senior Securities. The Company's Subordinated Indenture related to the Subordinated Securities, dated on such date and with such Trustee as set forth in the Prospectus Supplement related to the Subordinated Securities.

Optional Redemption........... The Senior Securities and the Subordinated
                               Securities will be redeemable, at the Company's option, in whole or in part, at any time after such date and at the redemption prices set forth in the Prospectus Supplement related to the Offered Debt Securities, plus accrued and unpaid interest, if any, to the date of redemption.



Change in Control............. Upon a Change in Control, each holder of Senior
                               Securities or Subordinated Securities may require the Company to repurchase each such holder's Debt Securities at a purchase price in cash equal to 101% of their principal amount plus accrued and unpaid interest, if any, to such repurchase date, and the failure of the Company to repurchase such holder's Debt Securities will constitute an Event of Default. In the event of a Change in Control, the Company may not be in a financial position to pay the repurchase price of the Debt Securities. At December 31, 1994, the Company had total revenues of $34,704,806, and income of $2,954,161. There can be no assurance that at upon a Change in Control, the Company will have access to cash or financing in order to pay the repurchase price. In addition, similar Change in Control provisions are contained in the Company's 8% Convertible Subordinated Debentures due May 1, 2002 and the 8% Convertible Notes due October 1, 2001, with a total aggregate principal amount outstanding at December 31, 1994 of $11,090,000. See "Description of Outstanding Indebtedness." Pursuant to the terms of the Indentures, the Notes and Debentures will be subordinated to both the Senior Securities and the Subordinated Securities. The Company's Senior Unsecured Notes and Credit Facility each contain restrictions on the Company's ability to redeem or repay indebtedness. Upon a Change in Control, the Company would be required to repay the outstanding principal amount of these Senior Indebtedness obligations (an aggregate of $20 million outstanding at December 31, 1994) before repurchasing the Senior Securities and the Subordinated Securities, or negotiate with the holders of these debt instruments to permit the repurchase. The Company's ability to repurchase the debt Securities will be dependent upon the availability of cash and other financing sources to consummate such a repurchase. There can be no assurance that the Company will have the financial position to negotiate with the holders of the Senior Indebtedness or pay the outstanding indebtedness and repurchase the Senior Securities and Subordinated Securities in the event of a Change in Control. See "Description of Outstanding Indebtedness."

                               A Change in Control is defined in the Indentures to include the sale of all or substantially all of the assets of the Company, and, in certain circumstances, the sale of a substantial part of the assets of Benton-Vinccler. The sale of all or substantially all of the assets of the Company is not defined in the Indentures and there is no ascertainable established meaning of such phrase under the laws of the state governing the Indenture. This uncertainty of when the Company has sold "substantially all of the assets of the Company could have the effect of sales of assets by the Company without the Trustee and/or the Company interpreting such sale as a sale of substantially all of the assets, and therefore no repurchase of the Debt Securities. A sale by the Company of a significant portion of its revenue producing assets could limit the Company's ability to service the Debt Securities and/or repay the Debt Securities at their Stated Maturity. The sale of a substantial part of the assets of Benton-Vinccler is defined as the sale or series of sales which either (i) exceed (based on the book value of all assets sold during the twelve month period) 25% of the net tangible assets of Benton-Vinccler as of the end of its most recently completed full fiscal quarter for which financial information is available, or (ii) contributed more than 25% of the net income of Benton-Vinccler during its most recently completed four full fiscal quarters for which financial information is available. See "Description of Debt Securities -- Change in Control."

Ranking of Senior
Securities.................... The Senior Securities will constitute senior unsecured debt obligations of the Company and will rank senior in right of payment to all existing and future Subordinated Indebtedness, pari passu with all unsecured Senior Indebtedness, and effectively subordinated to all secured Senior Indebtedness. The Senior Securities will be effectively subordinated to all liabilities of the Company's subsidiaries, except to the extent that the Company is itself a creditor to such subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such subsidiary, and indebtedness of such subsidiary senior to that held by the Company. As of March 31, 1995, the aggregate amount of the outstanding obligations of the Company's subsidiaries that would have ranked effectively senior to the Senior Securities was approximately $33.9 million. The aggregate amount of the outstanding secured obligations of the Company that would have ranked effectively senior to the Senior Securities was approximately $5.0 million. The principal amount of the Company's indebtedness that would have ranked pari passu with the Senior Securities was approximately $15.0 million. See "Description of Outstanding Indebtedness."



Ranking of Subordinated
Securities.................... The Subordinated Securities will constitute subordinated unsecured debt obligations of the Company and will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness, whether now outstanding or incurred in the future. The Subordinated Securities will also be effectively subordinated to all liabilities, including trade payables and capitalized lease obligations, if any, of the Company's subsidiaries. The Subordinated Securities will rank pari passu with all Subordinated Indebtedness of the Company incurred in the future, unless such Subordinated Indebtedness specifies that it shall rank junior to the Subordinated Securities. As of March 31, 1995, the aggregate amount of the outstanding obligations of the Company's subsidiaries that would have ranked effectively senior to the Senior Securities was approximately $33.9 million. The aggregate amount of the outstanding obligations of the Company that would have ranked effectively senior to the Subordinated Securities was approximately $5.0 million. The principal amount of the Company's indebtedness that would have ranked pari passu with the Subordinated Securities was approximately $15.0 million. The Subordinated Indenture limits the amount of other unsecured indebtedness or securities which may be issued by the Company, to the extent that the Company and its Restricted Subsidiaries must be in compliance with certain ratio requirements to incur additional indebtedness. See "Description of Outstanding Indebtedness" and "Description of the Debt Securities -- Subordination."



Certain Covenants............. The Senior Indenture and the Subordinated
                               Indenture each contains certain covenants that, among other restrictions, limit the ability of the Company and its Restricted Subsidiaries to incur additional indebtedness, pay dividends and make certain investments, engage in transactions with its affiliates, sell assets, incur or suffer to exist certain liens securing indebtedness unless the Debt Securities are equally and ratably secured, and engage in mergers and consolidations. The Indentures limit the ability of the Company and its Restricted Subsidiaries to incur future indebtedness unless after giving effect to the indebtedness, the ratio of Indebtedness of the Company and its Restricted Subsidiaries to Oil and Gas Reserve Estimate of the company and its Restricted Subsidiary would be no greater than 50%, and the EBITDA/Interest Ratio would be greater than 2.0 to 1.0 prior to June 1, 1995, 2.5 to 1.0 on or after June 1, 1995 and prior to June 1, 1996, and 3.0 to 1.0 on or after June 1, 1996, and such indebtedness would have an average life greater than the average life of the Debt Securities and a stated maturity later than the Stated Maturity of the Debt Securities. In addition, the Indentures prohibit the Company and its Restricted Subsidiaries from creating or making liens to secure indebtedness, without making provision for all of the Debt Securities to be equally and ratably secured with the indebtedness so secured. Thus, the provisions of the Senior Indenture restricts the Company from incurring additional Senior Indebtedness, and restrict the amount of indebtedness that can be incurred which is equal or subordinated to the Senior Securities. The Subordinated Indenture does not restrict the amount of Senior Indebtedness that can be incurred by the Company and its Restricted subsidiaries, provided that the Company and its Restricted Subsidiaries are in compliance with the ratios set forth above. See "Description of Debt Securities -- Certain Covenants" and
                               "-- Subordination." The Senior Indenture and the Subordinated Indentures will also prohibit the Company's Restricted Subsidiaries from assuming or guaranteeing indebtedness of the Company unless such Restricted Subsidiaries simultaneously guarantee the payment of the Debt Securities. GEOILBENT is not a Restricted Subsidiary pursuant to the definition contained in the Indentures, and therefore is not subject to the covenants which would limit its ability to incur future indebtedness, provided the Company or a Restricted subsidiary is not guaranteeing such indebtedness. See "Description of the Debt Securities -- Certain Covenants."



Use of Proceeds............... Except as otherwise described in the accompanying
                               Prospectus Supplement, the net proceeds from any sale of Debt Securities will be used for general corporate purposes, which may include refinancing of indebtedness, acquisitions, capital expenditures including developmental activities in the Company's oil and gas properties, working capital and repurchases or redemption of securities.

                    Summary Oil and Gas Reserve Information


The following sets forth summary information with respect to the estimates of the Company's proved oil and gas reserves at December 31, 1994, 1993 and 1992, prepared by the Company and audited by Huddleston & Co., Inc., independent petroleum engineers.



                                                        ----------------------------------------
                                                                YEARS ENDED DECEMBER 31
                Dollars in thousands                    1994(1)(2)        1993           1992
                                                        ----------     ----------     ----------
VENEZUELA(3):
Crude oil and condensate (MBbl)                             60,707         19,389          8,966
Natural gas (MMcf)                                              --             --             --
Oil equivalent (MBOE)                                       60,707         19,389          8,966
UNITED STATES:
Crude oil and condensate (MBbl)                                233         10,258         13,194
Natural gas (MMcf)                                          16,077         18,099         19,455
Oil equivalent (MBOE)                                        2,913         13,275         16,437
RUSSIA:
Crude oil and condensate (MBbl)                             17,540         10,121          8,133
Natural gas (MMcf)                                              --             --             --
Oil equivalent (MBOE)                                       17,540         10,121          8,133
TOTAL(3):
Crude oil and condensate (MBbl)                             78,480         39,768         30,293
Natural gas (MMcf)                                          16,077         18,099         19,455
Oil equivalent (MBOE)                                       81,160         42,785         33,536
Standardized measure of discounted future net cash
  flows, before provision for income taxes(3)(4)         $ 336,320      $ 131,413      $ 141,810


- ---------------


(1) Based on the Company's December 31, 1994 reserve report, of which 98% of the reserves were audited by Huddleston & Co., Inc., independent petroleum engineers.



(2) In November 1994, the Company sold to Tenneco a 10.8% working interest in the West Cote Blanche Bay Field, which represented 24.9% of the Company's 43.3% working interest in the Field. In March 1995, the Company and its affiliates and Tenneco sold to WRT Energy Corporation a 43.75% working interest in the shallower depths (above approximately 10,575 feet) in the West Cote Blanche Bay Field. The reserves attributable to this sale are not included in the reserve information.



(3) All Venezuelan reserves are attributable to an operating service agreement between Benton-Vinccler and Lagoven under which all mineral rights are owned by the Government of Venezuela.



(4) The Company values its reserves as of December 31 of each year, based on oil and natural gas prices as of that date. Market prices for both oil and natural gas are subject to a significant degree of variation both in domestic and international markets, and this variation will affect the calculation of future net cash flows reported by the Company at any specific date.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA


The summary consolidated financial information set forth below should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference into this Prospectus.




In thousands, except per share              YEARS ENDED DECEMBER 31
amounts, ratios                       -------------------------------------
and operating data                     1994(1)       1993(1)        1992
                                      ---------     ---------     ---------
STATEMENT OF OPERATIONS DATA:
Total revenues                        $  34,705     $   7,504     $   8,622
Lease operating costs and
  production taxes                        9,531         5,110         4,414
Depletion, depreciation and
  amortization                           10,298         2,633         3,041
General and administrative expense        5,242         2,632         2,245
Interest expense                          3,888         1,958         1,831
                                      ---------     ---------     ---------
Income (loss) before income taxes
  and minority interest                   5,746        (4,829)       (2,909)
Income tax expense                          698            --            --
                                      ---------     ---------     ---------
Income (loss) before minority
  interest                                5,048        (4,829)       (2,909)
Minority interest                         2,094            --            --
                                      ---------     ---------     ---------
Net income (loss)                     $   2,954     $  (4,829)    $  (2,909)
                                      =========      ========      ========
Net income (loss) per common share    $    0.12     $   (0.26)    $   (0.22)
                                      =========      ========      ========
Weighted average common shares
  outstanding(2)                         24,851        18,609        12,981
Ratio of earnings to fixed
  charges(3)                               1.94x           --            --



                                             YEARS ENDED DECEMBER 31
                                      -------------------------------------
                                       1994(1)       1993(1)        1992
                                      ---------     ---------     ---------
OPERATING DATA:
Net Production:
  Crude oil and condensate (Bbl)      3,039,862       480,954       376,022
  Natural gas (Mcf)                   2,061,892       232,677       831,637
  Oil equivalent (BOE)                3,383,511       519,734       514,628
Average U.S. sales price:
  Crude oil and condensate ($ per
     Bbl)                                $14.46        $17.30        $18.17
  Natural gas ($ per Mcf)                  1.79          2.19          1.66
Average U.S. lifting cost ($ per
  BOE)                                     4.04          8.72          6.98
Average Venezuela sales price:
  Crude oil and condensate ($ per
     Bbl)                                  8.52          8.31            --
Average Venezuela lifting cost ($
  per BOE)                                 1.51          7.26            --
Average Company finding cost ($
  per BOE)                                 1.35          1.73          1.69
Estimated Company future
  development cost ($ per BOE)             1.23          2.04          2.53

                                      -------------------------------------
                                             YEARS ENDED DECEMBER 31
                                       1994(1)       1993(1)        1992
                                      ---------     ---------     ---------
OTHER DATA(4):
Capital Expenditures                  $  53,456     $  25,953     $  16,753
EBITDA(5)                                17,775          (202)        2,108
Consolidated Interest Expense(6)          3,888         1,958         1,831
EBITDA/Interest Ratio(7)                   4.57x           --          1.15x



                                                           -------------------------------
              In thousands, except ratios                       AT DECEMBER 31, 1994
BALANCE SHEET DATA(1):
Working capital                                                       $  21,785
Total assets                                                            162,561
Long term debt, net of current portion                                   31,911
Stockholders' equity                                                     88,259

OTHER DATA(4):
Oil and Gas Reserve Estimate(8)                                       $ 287,487
Ratio of Indebtedness to Oil and Gas Reserve Estimate(9)                   0.14x


- ---------------


(1) The financial and operating data for the year ended December 31, 1994 include 100% of the operating results of Benton-Vinccler and reflect the 50% ownership interest of Vinccler for January and February and the 20% ownership interest of Vinccler for the rest of the year as a minority interest. Prior to 1994, the financial and operating data included only 50% of the operating results of the joint venture which preceded Benton-Vinccler.



(2) The weighted average common shares include shares which may be issuable upon exercise of outstanding stock options and warrants; however, they are not included in the computation for the years ended December 31, 1993 and 1992, since their effect would be to reduce the net loss per share and for the year ended December 31, 1994, because their effect would result in dilution of less than 3%.



(3) For the purpose of computing the ratios, "earnings" represents income (loss) from operations before income taxes plus fixed charges exclusive of capitalized interest, and "fixed charges" consists of interest, whether expensed or capitalized, amortization of debt expense and an estimated portion of rent expense representing interest costs. As a result of the losses incurred by the Company for the years ended December 31, 1992 and 1993, earnings did not cover fixed charges by $2,909,000 and $4,829,000, respectively.



(4) The Company's Russian operations are conducted through GEOILBENT, which is only 34% owned by the Company and, consequently, does not qualify as a Restricted Subsidiary as defined in the Senior Indenture. Accordingly, for purposes of the Indentures, the Company's Russian operations will be excluded from the calculation of EBITDA (except to the extent of any distributions received by the Company from GEOILBENT), Consolidated Interest Expense, EBITDA/Interest Ratio, Oil and Gas Reserve Estimate and Indebtedness. See "Description of the Debt Securities -- Certain Covenants."



(5) EBITDA has been calculated as defined in the Indentures and has been included solely to facilitate consideration of the covenants in the Senior Indenture that are based, in part, on EBITDA. EBITDA (as defined in the Indentures) should not be construed as an alternative to operating income or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles), as an indicator of the Company's operating performance or as a measure of liquidity. See "Description of the Debt Securities -- Certain Definitions."



(6) Consolidated Interest Expense has been calculated as defined in the Indentures. See "Description of the Debt Securities -- Certain Definitions."



(7) EBITDA/Interest Ratio has been calculated as defined in the Indentures. See "Description of the Debt Securities -- Certain Definitions."



(8) The Oil and Gas Reserve Estimate has been calculated as defined in the Indentures. See "Description of the Debt Securities -- Certain Definitions."



(9) Pursuant to the Indentures, indebtedness of the Company or any Restricted Subsidiary that is secured by a deposit of cash or cash equivalents by the Company and indebtedness of GEOILBENT are excluded from Indebtedness for the purpose of calculating the ratio of Indebtedness to Oil and Gas Reserve Estimate. Consequently, Benton-Vinccler's bank loan in an amount equal to $19.3 million at December 31, 1994, which is secured by a time deposit of the Company, and the Company's share of GEOILBENT's indebtedness which totalled $1.3 million at December 31, 1994, have been excluded from Indebtedness for the purpose of calculating the ratio of Indebtedness to Oil and Gas Reserve Estimate at December 31, 1994.

                                  RISK FACTORS

Prospective purchasers of the Debt Securities should read this entire Prospectus carefully. Ownership of the Debt Securities involves certain risks. In addition to the other information contained in this Prospectus, investors should carefully consider the following factors in connection with an investment in the Debt Securities.

RISKS RELATED TO THE COMPANY

Losses from Operations


The historical financial data for the Company reflect net losses of $2,909,335 and $4,828,590 for the years ended December 31, 1992 and 1993, respectively, and income of $2,954,161 for the year ended December 31, 1994. The Company had total revenues of $8,622,109, $7,503,796 and $34,704,806 for the years ended December 31, 1992, 1993 and 1994, respectively. The decreased revenues for the year ended December 31, 1993 compared to the year ended December 31, 1992 was due in part to the sale by the Company of certain non-strategic oil and gas properties. During 1993, the Company made a significant amount of capital expenditures for infra-structure, such as roads, pipelines and 3-D seismic surveys. Such expenditures did not increase production from the Company's oil and gas properties. However, the Company believes that with this infra-structure complete, the Company will focus its capital expenditures on development of its oil and gas properties, which the Company expects to continue the trend of increased revenues from year ended December 31, 1994 to December 31, 1995. As the Company's revenues increase, the Company expects continued improvement to its profitability. The Company's ability to maintain its financing arrangements, produce its oil and gas reserves and service its debt obligations would be adversely affected by a lack of profitability. Any improvement in profitability of the Company will be dependent upon improvement in the development of reserves, revenues from the sale of oil and gas reserves and oil and gas pricing, and there can be no assurance that such improvement will occur.


Foreign Operations


For 1994, the Company derived approximately 78% of its consolidated oil and gas revenues and approximately 96% of its Proved Reserves from its foreign operations in Venezuela and Russia. The Company's Venezuelan and Russian operations are subject to political, economic and other uncertainties inherent in the development of foreign properties including, without limitation, risks of war, revolution, expropriation, cancellation, renegotiation or modification of existing contracts, export and transportation regulations and tariffs, taxation and royalty policies, foreign exchange restrictions, adverse changes in currency value, international monetary fluctuations, environmental controls and other hazards arising out of foreign government sovereignty over certain areas in which the Company plans to conduct operations.


The Company's operations have not been materially adversely affected to date by political instability or the recent banking crisis in Venezuela. Similarly, to date, the Company's operations have not been materially adversely affected by the recent political or economic instability in Russia. However, there can be no assurance that the Company's operations will not be materially adversely affected by political or economic instability or burdensome taxation in the future. The Company currently carries no insurance against political instability. However, the Company has applied for insurance to cover the risk of currency repatriation and inconvertibility, expropriation and interference with operations for its Venezuelan operations with the Overseas Private Investment Corporation ("OPIC"), an agency of the United States government. There can be no assurance that the Company will be able to obtain this insurance or if it can be obtained, at a reasonable cost.

The Company has limited experience in conducting oil and gas operations in Venezuela and Russia. The Company formed ventures with local partners in Venezuela and Russia in an attempt to reduce some of the risks associated with conducting operations in such countries and to facilitate local transactions. The Company may encounter unforeseen difficulties in Venezuela and Russia, including problems related to production and deliverability of oil and gas, and any such difficulties could have a material adverse effect on the Company.

Furthermore, the timing and extent of the Company's development activities in Venezuela are subject to the approval of Lagoven and the Ministry of Energy and Mines. There can be no assurance that the development activities proposed by Benton-Vinccler will receive the necessary approval. In addition, pursuant to the Articles of Incorporation/By-Laws of Benton-Vinccler, the consent of both the Company and Vinccler is a prerequisite to certain corporate transactions and other matters relating to Benton-Vinccler, including, without limitation, any sale of corporate assets, any assignment or sub-contracting of the operating service agreement with Lagoven, any change in Benton-Vinccler's corporate capital, duration or corporate purpose, any merger between Benton-Vinccler and another company as well as certain amendments to Benton-Vinccler's Articles of Incorporation/By-Laws. There can be no assurance that the Company and Vinccler will agree upon any such proposed transactions or matters.

In addition to the factors discussed above, Russia has established an export tariff on all oil produced in and exported from Russia which, as imposed, has the effect of reducing the potential profits to the Company and could render its proved reserves attributable to Russia uneconomic. However, the Russian Federation has issued or drafted various decrees and legislation under which certain oil and gas joint ventures, including GEOILBENT, are eligible for relief from such oil export tariff until such time as they have recovered certain of their expenditures. GEOILBENT has received a waiver from the export tariff for 1995, and expects to apply for renewal of such waiver for 1996 and 1997. However, there can be no assurance that any such renewals can be obtained. Furthermore, after the waiver for 1995 was issued to GEOILBENT, a new Russian law came into force which repeals all taxes and customs benefits previously granted to participants in foreign economic activities, except for those granted pursuant to certain federal laws, including the law "On Customs Tariffs." While it is not clear whether the repeal applies to GEOILBENT's waiver for 1995, GEOILBENT believes that its waiver should be regarded as granted pursuant to the law "On Customs Tariffs." The legislative and regulatory environment in Russia continues to be subject to frequent change and uncertainty.



The Company will not receive distributions from GEOILBENT until it has expended its capital requirements under the terms of the joint venture agreement. To date, the Company has spent approximately $20.1 million of the $25.8 million it has committed to spend by the end of 1995. However, in 1994 oil and gas production in Russia was adversely affected by volatility of net wellhead oil prices and the oil export tariff. If these conditions continue, the Company believes that the joint venture agreement may be modified to reduce that amount or to extend the due date of its obligation and modify other terms. The Company believes that after it has satisfied such capital commitments, it will not receive any significant distributions from GEOILBENT for several years because substantially all of the money received by GEOILBENT from the North Gubkinskoye Field will be reinvested to fund future development activities.


Properties Under Development


As of December 31, 1994, approximately 79% of the Company's Proved Reserves were undeveloped and required development activities consisting primarily of recompletions, drilling of replacement wells and other development drilling. In addition, approximately 3% of the Company's Proved Reserves were proved developed behind-pipe or shut-in, requiring additional development work. As a result, the Company will require substantial capital expenditures to develop all of its proved reserves. At December 31, 1994, the anticipated future development costs for proved reserves in the United States, Venezuela and Russia were $2.0 million, $79.5 million and $25.4 million, respectively. The Company will not have the capital to develop all of these reserves after the offering of the Securities. The Company expects to finance these future development costs through the offering of the Securities, cash flow from operations and non-recourse project financing. If such capital is not available, the Company will either enter into joint ventures to develop the projects, which will result in the Company retaining a smaller interest, or not develop the reserves. There can be no certainty regarding the commercial feasibility of developing these reserves, the availability of financing, or the timing or costs associated therewith. If such capital is available, there can be no assurance that the Company will be able to develop and produce sufficient reserves to recover the costs expended and operate the wells profitably. In addition, the Company may not be able to control the development activities in fields either operated by industry partners or in which development activities are subject to approval by its partners. If the Company and its industry partners are not able to meet the financial and development obligations in these fields, the interests in the affected properties may be sold, farmed out or forfeited.


Engineers' Estimates of Reserves and Future Net Revenue


This Prospectus contains estimates of the Company's oil and gas reserves and the future net revenues therefrom which have been prepared by the Company and audited by Huddleston & Co., Inc., independent petroleum engineers. Estimates of commercially recoverable oil and gas reserves and of the future net cash flows derived therefrom are based upon a number of variable factors and assumptions, such as historical production from the subject properties, comparison with other producing properties, the assumed effects of regulation by governmental agencies and assumptions concerning future operating costs, severance and excise taxes, export tariffs, abandonment costs, development costs and workover and remedial costs, all of which may vary considerably from actual results. All such estimates are to some degree speculative, and various classifications of reserves are only attempts to define the degree of speculation involved. For these reasons, estimates of the commercially recoverable reserves of oil and natural gas attributable to any particular property or group of properties, the classification, cost and risk of recovering such reserves and estimates of the future net cash flows expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The difficulty of making precise estimates is accentuated by the fact that 82% of the Company's total Proved Reserves were non-producing as of December 31, 1994. Therefore, the Company's actual production, revenues, severance and excise taxes, export tariffs, development expenditures, workover and remedial expenditures, abandonment expenditures and operating expenditures with respect to its reserves will likely vary from such estimates, and such variances may be material.

In addition, actual future net cash flows will be affected by factors such as actual production, supply and demand for oil and natural gas, availability and capacity of gas gathering systems and pipelines, curtailments in consumption by natural gas purchasers, changes in governmental regulations or taxation and the impact of inflation on costs. The timing of actual future net revenue from proved reserves, and thus their actual present value, can be affected by the timing of the incurrence of expenditures in connection with development of oil and gas properties. The 10% discount factor, which is required by the Commission to be used to calculate present value for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the oil and gas industry. Discounted present value, no matter what discount rate is used, is materially affected by assumptions as to the amount and timing of future production, which may and often do prove to be inaccurate.

Development of Additional Reserves

The Company's future success may also depend upon its ability to find or acquire additional oil and gas reserves that are economically recoverable. Except to the extent that the Company conducts successful exploration or development activities or acquires properties containing proved reserves, the proved reserves of the Company will generally decline as reserves are produced. There can be no assurance that the Company will be able to discover additional commercial quantities of oil and gas, or that the Company will be able to continue to acquire interests in underdeveloped oil and gas fields and enhance production and reserves by conducting workovers and recompletions, drilling replacement wells and drilling development wells, or that the Company will have continuing success drilling productive wells and acquiring underdeveloped properties at low finding costs.


Financing the Company's Growth

The Company has satisfied a portion of its capital needs through public and private equity and debt placements of its securities and private placements of interests in oil and gas limited partnerships and joint ventures. Since 1991, the Company has not offered a significant amount of securities in private placements and does not anticipate privately placing any limited partnership interests in the future. These private placements were not registered under the Securities Act of 1933, as amended (the "Securities Act") in reliance on the "private offering" exemption contained in Section 4(2) of the Securities Act and Rule 506 promulgated under the Securities Act. The availability of this exemption is dependent upon a number of factors, including the information furnished to investors, their investment experience, the method of placing the securities, and the possible integration of several offerings. For the most part, these placements have been made to "accredited investors" as that term is defined under Rule 501(e) of the Securities Act. The Company has taken steps to ensure that it has complied with the various federal and state requirements with respect to these placements. However, there can be no assurance that an investor or group of investors would not assert a claim for rescission or damages under the Securities Act or similar laws or, with respect to the joint ventures, partnerships or other private placements claiming that the placements were not offered properly, the investors were misled or that the partnerships or joint ventures were not operated properly, which claims could have an adverse effect on the Company.


Retention and Attraction of Key Personnel

The Company depends to a large extent on the abilities and continued participation of certain key employees, the loss of whose services could have a material adverse effect on the Company's business. In an effort to minimize the risk, the Company has entered into employment agreements with certain key employees, and has purchased a $5.0 million key-man life insurance policy on the life of A.E. Benton. Furthermore, as a result of the Company's recent growth, the Company currently is seeking additional accounting and operating personnel. There can be no assurance that the Company will be able to attract and retain such personnel on acceptable terms and the failure to do so could have a material adverse effect on the Company.


RISKS RELATED TO AN INVESTMENT IN THE DEBT SECURITIES

Substantial Leverage

The Company could incur substantial indebtedness in the Offering if the Debt Securities are offered hereby. If the Company offers and sells a substantial principal amount of Debt Securities hereunder, the Company will require substantial cash flow to meet its principal repayment and interest obligations on the Debt Securities. After giving effect to the Offering, assuming the sale of $50 million principal amount of Debt Securities, as if it had occurred on December 31, 1994, the Company would have had total pro forma indebtedness of approximately $122,559 million at such date. After giving effect to the offering, assuming the sale of $50 million principal amount of Debt Securities, as if they had occurred as of January 1, 1994, the Company's fixed charges would have exceeded earnings by $10.3 million for the year ended December 31, 1994. The Company expects to use a substantial portion of the proceeds of any sale of the Debt Securities for development activities at its oil and gas properties which the Company anticipates will increase oil and gas production and cash flow to enable the Company to repay or refinance the Debt Securities when due. However, there can be no assurance that expenditure of the proceeds of the offering of the Debt Securities hereunder will result in sufficient increased cash flow to repay or refinance the Debt Securities when due. In addition, the Indenture will impose significant operating and financial restrictions on the Company. Such restrictions will affect, and in many respects limit or prohibit, among other things, the ability of the Company and its Restricted Subsidiaries to incur additional indebtedness, pay dividends and make certain investments, engage in transactions with affiliates, sell assets, incur or suffer to exist certain liens securing indebtedness unless the Notes are equally and ratably secured, and engage in mergers or consolidations. The Indenture will also prohibit the Company's Restricted Subsidiaries from assuming or guaranteeing indebtedness of the Company unless such Restricted Subsidiaries simultaneously guarantee the payment of the Notes. The leveraged position of the Company and the restrictive covenants contained in the Indenture could significantly limit the ability of the Company to respond to changing business or economic conditions or to respond to substantial declines in operating results. See "Description of the Debt Securities."


Liquidity Needs; Ability to Repay Debt Securities

The Company may from time to time fund a portion of its working capital needs and capital expenditure requirements from external financing. In addition, the Company expects that in order to repay the principal amount of the Notes or to purchase the Notes upon the occurrence of a Change in Control, it may be required to seek additional financing or engage in asset sales or in similar transactions. There can be no assurance that sufficient funds for any of the foregoing purposes would be available to the Company at the time they were required. See "Description of the Debt Securities."

Holding Company Structure

The Debt Securities will be obligations exclusively of the Company. Because the Company's operations are conducted almost entirely through its subsidiaries, the cash flow and the consequent ability of the Company to service its debt, including the Debt Securities, are dependent upon the earnings of the Company's subsidiaries and the distribution of those earnings to the Company. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Debt Securities or to make funds available therefore, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions and are contingent upon the earnings of those subsidiaries and subject to various business considerations.

Lack of a Public Market for the Debt Securities

The Debt Securities will be a new issue of securities, and the Company does not intend to list them on any securities exchange. If the Debt Securities are traded after their initial issuance, they may trade at a discount from their initial public offering price depending upon prevailing interest rates, the market for similar securities and other factors. No assurance can be given that any market for the Debt Securities will develop, or, if any such market develops, as to the liquidity of such market.

RISKS RELATED TO THE OIL AND GAS INDUSTRY

Risk of Oil and Gas Operations

The Company's operations are subject to all of the risks normally incident to the operation and development of oil and gas properties and the drilling of oil and gas wells, including encountering unexpected formations or pressures, blowouts, cratering and fires, and, in horizontal wellbores, the increased risk of mechanical failure and collapsed holes, the occurrence of any of which could result in personal injuries, loss of life, environmental damage and other damage to the properties of the Company or others. In addition, because the Company acquires interests in underdeveloped oil and gas fields that have been operated by others for many years, the Company may be liable for any damage or pollution caused by any prior operations of such oil and gas fields. Moreover, offshore operations are subject to a variety of operating risks peculiar to the marine environment -- such as hurricanes or other adverse weather conditions -- to more extensive governmental regulation, including certain regulations that may, in certain circumstances, impose absolute liability for environmental damage, and to interruption or termination of business activities by government authorities based upon environmental or other considerations. In accordance with customary industry practice, the Company is not fully insured against these risks, nor are all such risks insurable. Accordingly, there can be no assurance that such insurance as the Company does maintain will be adequate to cover any losses or exposure for liability.

Current Oil and Gas Industry Conditions


Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include political conditions in the Middle East, the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer product demand, weather conditions, domestic and foreign government regulations, the price and availability of alternative fuels and overall economic conditions. Lower oil and natural gas prices also may reduce the amount of the Company's oil and natural gas that is economic to produce. In addition, the marketability of the Company's production depends upon the availability and capacity of gas gathering systems and pipelines.


Government Regulation; Environmental Risks


The Company's business is regulated by certain federal, state, local and foreign laws and regulations relating to the development, production, marketing and transmission of oil and gas, as well as environmental and safety matters. There can be no assurance that laws and regulations enacted in the future will not adversely affect the Company's exploration for, or the production and marketing of, oil and gas.


Oil and gas operations are subject to extensive foreign, federal, state and local laws regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Numerous governmental departments issue rules and regulations to implement and enforce such laws which are often difficult and costly to comply with and which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases its cost of doing business and consequently affects its profitability. These laws, rules and regulations affect the operations of the Company. Compliance with environmental requirements generally could have a material adverse effect upon the capital expenditures, earnings or competitive position of the Company.

Competition


The oil and gas exploration and production business is highly competitive. A large number of companies and individuals engage in the drilling for oil and gas, and there is a high degree of competition for desirable oil and gas properties suitable for drilling and for materials and third-party services essential for their exploration and development. Many of the Company's competitors have greater financial and other resources than does the Company.

                                  THE COMPANY


The Company is primarily engaged in the development and production of oil and gas properties. The Company's operations are focused in the eastern region of Venezuela, the Gulf Coast region of Louisiana and the West Siberia region of Russia. At December 31, 1994, the Company's proved reserves of 81.2 MMBOE consisted of 78.5 MMBbl of oil and 16.1 Bcf of natural gas. The Company's proved reserves, net of production, have increased from 14.8 MMBOE at December 31, 1990 to 81.2 MMBOE through purchases of reserves-in-place, awards of development contracts, discoveries of oil and natural gas reserves, extensions of existing producing fields and revisions of previously estimated reserves. The standardized measure of discounted future net cash flows, before provision for income taxes, relating to the Company's proved reserves at December 31, 1994 was approximately $336.3 million.



The Company was incorporated in Delaware in September 1988 and operates principally through its wholly-owned subsidiary Benton Oil and Gas Company of Louisiana in Louisiana and its 80% owned subsidiary Benton-Vinccler in Venezuela. Currently, both Benton Oil and Gas Company of Louisiana and Benton-Vinccler qualify as Restricted Subsidiaries as defined in the Indentures. The Company's Russian operations are conducted through GEOILBENT, which is only 34% owned by the Company and, consequently, does not qualify as a Restricted Subsidiary as defined in the Senior Indenture. Accordingly, for purposes of the Indentures, the Company's Russian operations will be excluded from the calculation of EBITDA (except to the extent of any distributions received by the Company from GEOILBENT), Consolidated Interest Expense, EBITDA/Interest Ratio, Oil and Gas Reserve Estimate and Indebtedness. See "Description of the Debt Securities -- Certain Covenants." The Company's principal executive offices are located at 1145 Eugenia Place, Suite 200, Carpinteria, California 93013, and its telephone number is (805) 566-5600.


                                USE OF PROCEEDS

Except as otherwise described in the accompanying Prospectus Supplement, the net proceeds from any sale of Debt Securities will be used for general corporate purposes, which may include refinancing of indebtedness, acquisitions, capital expenditures including developmental activities in the Company's oil and gas properties, working capital and repurchases or redemption of securities.

                    Description of Outstanding Indebtedness

The summaries contained herein of certain provisions of the indebtedness of the Company do not purport to be complete and, except in the case of the short term debt, are qualified in their entirety by the provisions of the various agreements and indentures related thereto which are filed as exhibits hereto or incorporated by reference herein.

SENIOR UNSECURED NOTES

On September 30, 1994, the Company issued $15 million in senior unsecured notes due September 30, 2002, with interest at 13% per annum. Interest is payable semi-annually on March 30 and September 30 beginning March 30, 1995. Annual principal payments of $3 million are due on September 30 of each year beginning on September 30, 1998. Early payment of the notes could result in a substantial prepayment penalty. The note agreement contains financial covenants including a minimum ratio of current assets to liabilities and a maximum ratio of liabilities to net worth or domestic oil and gas reserves. The note agreement also provides for limitations on liens, additional indebtedness, certain capital expenditures, dividends, sales of assets and mergers.

CREDIT FACILITY

On December 27, 1994, the Company entered into a revolving secured credit facility. Under the credit agreement, the Company may borrow up to $15 million, with the initial available principal limited to $10 million, on a revolving basis for two years, at which time the facility shall represent a term loan due December 31, 1999. Borrowings under the credit agreement are secured by mortgages on the Company's U.S. properties. Interest on borrowings under the credit agreement accrues, at the borrower's option, at either a fixed rate or a floating rate. The borrower also has the option to change or continue the type of interest rate borne by the loan. Floating rate borrowings accrue interest at the higher of the prime rate (announced by Christiania Bank og Kreditkasse in New York) plus 3%, or the Federal Funds Rate plus 5%, and may be prepaid at any time without penalty. Fixed rate borrowings (Eurodollar loans) accrue interest at the rate of interest at which deposits of dollars are available to the lender in the interbank eurocurrency market plus 4.5% and may be repaid on the last day of an interest period without penalty, or at the option of the borrower upon payment of a make-whole premium.

The credit agreement contains financial covenants including a minimum ratio of current assets to liabilities and maximum ratio of liabilities to net worth or domestic oil and gas reserves. The credit agreement also provides for limitations on liens, dividends, sales of assets and mergers.

At December 31, 1994, the principal amount of such loan outstanding was $5.0 million.

SHORT TERM DEBT


The Company, through Benton-Vinccler, has entered into a six month loan arrangement with Morgan Guaranty which has subsequently been renewed on a monthly basis. Under such arrangement, Benton-Vinccler may borrow up to $25 million, $10 million of which may be borrowed on a revolving basis. Borrowings under this loan arrangement are secured by cash collateral in the form of a time deposit from the Company. The loan arrangement contains no restrictive covenants and no financial ratio requirements. The principal amount of such loan outstanding at December 31, 1994 was $19.3 million. Benton-Vinccler can borrow an additional $5.7 million under the loan arrangement if the Company provides a time deposit to secure such additional borrowings.


Interest on borrowings under the loan facility accrues, at the borrower's option, at either a fixed rate or a floating rate. The borrower also has the option to change or continue the type of interest rate borne by the loan. Floating rate borrowings (domestic loans) accrue interest at the higher of Morgan Guaranty's prime rate or the sum of .50% plus the Federal Funds Rate and may be prepaid at any time without penalty. Fixed rate borrowings (Eurodollar loans) accrue interest at an adjusted LIBOR rate plus a margin of .75%. A Eurodollar loan may not be repaid at the Company's option on a date other than the last day of an interest period.

Events of default include failure to pay principal and interest when due, failure to pay principal or interest on any other indebtedness of Benton-Vinccler or any of its subsidiaries when due or upon acceleration thereof and insolvency of Benton-Vinccler or any subsidiary thereof.

8% CONVERTIBLE SUBORDINATED NOTES DUE OCTOBER 1, 2001

In October 1991, the Company issued $4,662,000 principal amount of privately placed 8% Convertible Subordinated Notes due October 1, 2001, convertible into Common Stock at the option of the noteholder at any time prior to maturity at
85.259 shares per $1,000 principal amount of Notes, subject to adjustments in certain events, with interest payments due April 1 and October 1. At the Company's option, it may redeem the Notes in whole or in part at any time after October 1, 1993 at 105% of the principal amount plus accrued interest declining 1% annually to the principal amount on October 1, 1998. The Notes provide that the holders can redeem their Notes following a change of control (as defined) of the Company.

The Note Agreement does not contain any restrictions on the payment of dividends, the repurchase of securities of the Company or any financial covenants, nor does the Note Agreement require the Company to maintain any sinking fund or reserves for repayment of the Notes. The Note Agreement does not limit senior indebtedness or any other indebtedness secured or unsecured.

Events of default include failure to pay principal and interest when due, breach of covenants, failure to pay principal of or interest on or any material indebtedness of the Company when due or upon acceleration thereof and bankruptcy or insolvency of the Company.

8% CONVERTIBLE SUBORDINATED DEBENTURES DUE MAY 1, 2002

In May 1992, the Company issued $6,428,000 principal amount of publicly offered 8% Convertible Subordinated Debenture due May 1, 2002, convertible into Common Stock at the option of the holder at any time prior to maturity at 101.157 shares per $1,000 principal amount of Debentures with interest payments due May 1 and November 1. At the Company's option, it may redeem the Debentures in whole or in part at any time on or after May 1, 1994 at 105% of the principal amount plus accrued interest, declining 1% annually to the principal amount on May 1, 1999. The Debentures also provide that the holders can redeem their Debentures following a change of control (as defined) of the Company. The Company may, at its option pay the repurchase price in cash or shares of its Common Stock.

The Indenture does not contain any restrictions on the payment of dividends, the repurchase of any securities of the Company or any financial covenants nor does the Indenture require any sinking fund or reserves for payment of the Debentures. The Indenture does not contain any limitation on senior indebtedness or any other indebtedness, secured or unsecured.

Events of default include failure to pay principal and interest when due, breach of covenants, failure to pay principal of or interest on or any material indebtedness of the Company when due or upon acceleration thereof and bankruptcy or insolvency of the Company.

                         DESCRIPTION OF DEBT SECURITIES

The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate ("Offered Debt Securities"). The particular terms of the Offered Debt Securities and the extent to which such general provisions may apply will be described in a Prospectus Supplement relating to such Offered Debt Securities.

The Debt Securities will be general unsecured obligations of the Company and will constitute either senior debt securities or subordinated debt securities. The Debt Securities that will be senior debt securities ("Senior Debt Securities") will be issued under a Senior Indenture ("Senior Indenture") between the Company and a trustee, the form of which is filed as an exhibit to the Registration Statement. Debt Securities that will be subordinated debt securities ("Subordinated Debt Securities") will be issued under a Subordinated Indenture (collectively with the Senior Indenture, the "Indentures") between the Company and a trustee, the form of which is filed as an exhibit to the Registration Statement. The terms of the Debt Securities will be governed by the provisions of the Indentures as well as those terms made a part of the Indentures by the Trust Indenture Act of 1939, as amended. The following summary of certain provisions of the Indentures does not purport to be complete and such summary is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indentures. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Indentures.

GENERAL


The Indentures do not limit the aggregate principal amount of Debt Securities which can be issued thereunder and provide that Debt Securities may be issued from time to time thereunder in one or more series, each in an aggregate principal amount authorized by the Company prior to issuance. The Subordinated Indenture and the Senior Indenture limit the amount of indebtedness which the Company may Incur.

Reference is made to the Prospectus Supplement for the following terms of the Offered Debt Securities: (a) the title and aggregate principal amount of the Offered Debt Securities; (b) the date or dates on which the Offered Debt Securities will mature; (c) the rate or rates (which may be fixed or variable) per annum, if any, at which the Offered Debt Securities will bear interest or the method of determining such rate or rates; (d) the date or dates from which such interest, if any, will accrue and the date or dates at which such interest, if any, will be payable; (e) the terms for redemption or early payment, if any, including any mandatory or optional sinking fund or analogous provision; (f) the terms for conversion or exchange, if any, of the Offered Debt Securities; (g) the classification as Senior Debt Securities or Subordinated Debt Securities;
(h) whether such Offered Debt Securities will be issued in fully registered form or in bearer form or any combination thereof; (i) if other than U.S. dollars, the currency, currencies or currency unit or units in which such Offered Debt Securities will be denominated and in which the principal of and premium and interest, if any, on such Offered Debt Securities will be payable; (j) whether, and the terms and conditions on which, the Company or a Holder may elect that, or the other circumstances under which, payment of principal of or premium or interest, if any, on such Offered Debt Securities is to be made in a currency or currencies or currency unit or units other than that in which such Offered Debt Securities are denominated; (k) information with respect to book-entry procedures, if any; and (l) any other specific terms of the Offered Debt Securities. Reference is also made to the Prospectus Supplement for information with respect to any additional covenants that may be included in the terms of the Offered Debt Securities.


No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.


If any of the Offered Debt Securities are sold for any foreign currency or currency unit or if the principal of or premium or interest, if any, on any of the Offered Debt Securities is payable in any foreign currency or currency unit, the restrictions, elections, tax consequences, specific terms and other information with respect to such Offered Debt Securities and such foreign currency or currency unit will be set forth in the Prospectus Supplement relating thereto.


CERTAIN COVENANTS


The Indentures contain a number of covenants which restrict the ability of the Company and its Restricted Subsidiaries to engage in certain activities. For purposes of such covenants and the related definitions, the term Company shall mean Benton Oil and Gas Company only, and shall not refer to any Subsidiary or Affiliate of Benton Oil and Gas Company. In addition, whenever such covenants or related definitions require any calculation of the income, interest expense, discounted future net revenues attributable to proved oil and gas reserves or other financial data of the Company or any Restricted Subsidiary, such calculation shall, except to the extent that such covenants or definitions provide to the contrary, exclude the income, interest expense, discounted future net revenues attributable to proved oil and gas reserves or other financial data of any Unrestricted Subsidiary or Affiliate of the Company (including GEOILBENT) or such Restricted Subsidiary, as the case may be.



The Indentures contain, among others, the following covenants:


Limitation on Indebtedness. The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (including any Acquired Indebtedness) unless (i) no Default or Event of Default under the Senior Indenture shall have occurred and be continuing at the time or as a consequence of the Incurrence of such Indebtedness, (ii) after giving effect thereto (including, in connection with any acquisition being financed through the Incurrence of such Indebtedness, any Acquired Indebtedness and any proved oil and gas reserves being acquired in connection therewith) (a) the ratio expressed as a percentage of (1) the Indebtedness of the Company and its Restricted Subsidiaries (excluding any Indebtedness to the extent such Indebtedness is secured by a deposit of cash or Cash Equivalents by the Company) to (2) the Oil and Gas Reserve Estimate of the Company and its Restricted Subsidiaries would not be greater than 50% and (b) the EBITDA/Interest Ratio would be greater than
(1) prior to June 1, 1995, 2.0 to 1.0, (2) on or after June 1, 1995 and prior to June 1, 1996, 2.5 to 1.0 and (3) on or after June 1, 1996, 3.0 to 1.0, (iii) in the event such Indebtedness would be Incurred by the Company but would not be Permitted Company Secured Indebtedness, such Indebtedness would have an Average Life greater than the Average Life of the Notes and a stated maturity later than the Stated Maturity of the Senior Debt Securities and (iv) in the event such Indebtedness would be Incurred by a Restricted Subsidiary, such Indebtedness would also qualify as Permitted Restricted Subsidiary Indebtedness.

Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may Incur Permitted Indebtedness if no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the Incurrence of such Indebtedness.

For purposes of calculating the amount of any Indebtedness of the Company and its Restricted Subsidiaries, (i) any Indebtedness of a Restricted Subsidiary that is fully and unconditionally guaranteed by the Company or secured by a deposit of cash or Cash

Equivalents of the Company shall be deemed to be Indebtedness of such Restricted Subsidiary and (ii) the Vinccler Notes shall be deemed to be Indebtedness of the Company.

Limitation on Indebtedness of Unrestricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to Incur any Indebtedness (including Acquired Indebtedness) other than Non-Recourse Indebtedness.

Limitation on Restricted Payments. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment, if at the time of such Restricted Payment or after giving effect to such Restricted Payment (i) the Company would not be able to Incur at least $1.00 of additional Indebtedness (excluding Permitted Indebtedness) pursuant to the provisions of the Indentures described above under "Limitation on Indebtedness" and (ii) the aggregate amount expended for all Restricted Payments (excluding any payments permitted by clauses (ii) through (viii) and (x) of the immediately succeeding paragraph) (the amount of any such Restricted Payment, if other than cash, as determined by the Board of Directors, whose determination shall be evidenced by a board resolution) exceeds the sum of:

     (a) 50% of the aggregate Consolidated Net Income of the Company and its Restricted Subsidiaries (or, if such aggregate Consolidated Net Income shall be a loss, minus 100% of such loss) accrued for the period (taken as one accounting period) beginning on July 1, 1994 and ending on the last day of the Company's last fiscal quarter ending prior to the date of such proposed Restricted Payment, plus

     (b) 100% of the aggregate Net Proceeds received by the Company after June 30, 1994 from the issuance and sale (other than to a Subsidiary of the Company) of (1) Capital Stock (including options, warrants or other rights to acquire Capital Stock) other than any such Capital Stock convertible into or exchangeable for (whether at the option of the Company or the holder thereof) a security other than Capital Stock and other than any such Capital Stock issued for any purpose specified in clauses (vii) or (viii) of the succeeding paragraph and (2) Indebtedness convertible into or exchangeable for Capital Stock but only to the extent such Indebtedness has been converted or exchanged, plus

     (c) the aggregate amount of any Repaid Investments and Restricted Subsidiary Investments but only to the extent such amount did not otherwise increase the amount available for Restricted Payments pursuant to (a) above or clause (v) of the immediately succeeding paragraph.

The foregoing provisions shall not be violated by reason of (i) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would comply with the foregoing provision, (ii) any Investment in the Company by any Restricted Subsidiary and any Investment in any Restricted Subsidiary or any person which concurrently with such Investment becomes a Restricted Subsidiary by the Company or another Restricted Subsidiary,
(iii) any dividend payable to the Company by any Restricted Subsidiary or to any Restricted Subsidiary by another Restricted Subsidiary, (iv) any dividend payable to a holder (other than the Company or another Restricted Subsidiary) of Capital Stock (other than Preferred Stock) of a Restricted Subsidiary; provided that such dividend is paid concurrently with the payment of a dividend by such Restricted Subsidiary to the Company or another Restricted Subsidiary and the amount of such dividend does not exceed such holder's pro rata share (based on such holder's percentage ownership of the outstanding Capital Stock (other than Preferred Stock) of such Restricted Subsidiary) of the aggregate amount of the dividend payable to all holders of Capital Stock of such Restricted Subsidiary,
(v) any Investment in a person that is not a Restricted Subsidiary not to exceed in the aggregate for all such Investments the greater of 8.5% of the Oil and Gas Reserve Estimate or $20 million; provided that to the extent that any such Investment subsequently qualifies as a Repaid Investment or a Restricted Subsidiary Investment, the amount of Investments otherwise permitted under this clause (v) shall be increased by such Repaid Investment or Restricted Subsidiary Investment, (vi) any dividend, distribution or other payment on or with respect to Capital Stock of the Company to the extent payable solely in shares of Capital Stock of the Company, (vii) any purchase, redemption or other acquisition or retirement for value or any defeasance of any Subordinated Indebtedness, in exchange for, by conversion into or from the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of Capital Stock of the Company or new Subordinated Indebtedness; provided the Average Life of such new Subordinated Indebtedness is greater than the Average Life of the Debt Securities, the stated maturity of such new Subordinated Indebtedness is later than the Stated Maturity of the Debt Securities and the new Subordinated Indebtedness is subordinated to the Debt Securities to at least the extent that the Subordinated Indebtedness being purchased, redeemed, acquired, retired or defeased was subordinated to the Debt Securities, (viii) any purchase, redemption or other acquisition or retirement for value of any shares of Capital Stock of the Company in exchange for, by conversion into or from the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of Capital Stock of the Company, (ix) any Investment in a person that represents the portion of the consideration for an Asset Sale that is not, and is not required to be pursuant to the provisions of the Senior Indenture described below under "Disposition of Proceeds of Asset Sales," cash or Cash Equivalents and (x) payments or distributions pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Senior Indenture described below under "Consolidation, Merger, Conveyance, Transfer or Lease"; provided that, in the case of any of the foregoing, no Default or Event of Default has occurred and is continuing or shall occur as a consequence thereof.

Limitation on Transactions with Affiliates. The Company will not, and will not permit any Subsidiary to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) (such a transaction or series of related transactions, an "Affiliate Transaction") with (i) any Affiliate of the Company or any Subsidiary or (ii) any officer, director or employee of the Company or any Subsidiary or any Affiliate thereof unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than those that would have been available in a comparable arm's-length transaction with an unaffiliated third party and (ii) (a) with respect to any Affiliate Transaction involving aggregate payments equal to or in excess of $1 million (or, in the case of any loan or advance to any officer, director or employee of the Company or its Restricted Subsidiaries, $100,000), but less than $2.5 million, such Affiliate Transaction shall have received the approval of a majority of the Disinterested Directors (as evidenced by a board resolution of such Disinterested Directors) and (b) with respect to any Affiliate Transaction involving aggregate payments equal to or greater than $2.5 million, the Company shall have obtained a written opinion of an Independent Financial Advisor stating that the terms of such Affiliate Transaction is fair to the Company or the Subsidiary, as the case may be, from a financial point of view.

The foregoing limitations shall not apply to (i) any transaction between the Company and any Restricted Subsidiary or between Restricted Subsidiaries, (ii) the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company, (iii) any employment contract to which any officer, director or employee is a party or stock option plan or grant of any option thereunder to any officer, director or employee; provided that any such agreement or arrangement (or series of related agreements or arrangements) involving aggregate payments (or in the case of any option grant, with an aggregate exercise price) equal to or in excess of $100,000 shall have received the approval of the Compensation Committee of the Board of Directors which Committee shall be comprised of Disinterested Directors (as evidenced by a resolution of such Committee), or (iv) any Restricted Payments not prohibited by the provisions of the Senior Indenture described above under "Limitation on Restricted Payments."

Disposition of Proceeds of Asset Sales. The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Sale unless (i) such Asset Sale is for not less than the fair market value of the properties and assets sold, (ii) at least 85% of the consideration (not including the assumption of any Indebtedness of the Company or any Restricted Subsidiary (other than Subordinated Indebtedness)) consists of cash, Cash Equivalents or Publicly Traded Stock (so long as prior to such Asset Sale the Board of Directors has made a determination as evidenced by a board resolution, to sell such Publicly Traded Stock for cash within ten Business Days after the date of such Asset Sale and such Publicly Traded Stock does not constitute more than 30% of such 85%), except (a) in the case of an Asset Sale involving oil and gas properties, the consideration may consist solely or in part of tangible properties to be used in the Company's or its Restricted Subsidiaries' Oil and Gas Business ("Tangible Business Properties") having a fair market value at least equal to the fair market value of the assets exchanged and (b) the Company and its Restricted Subsidiaries may enter into farm-out transactions consistent with industry standards and otherwise in accordance with the terms of the Senior Indenture including, but not limited to, the provisions described above under "Limitation on Transactions with Affiliates" above, (iii) unless prior to the date of such Asset Sale the Board of Directors has made a determination, as evidenced by a board resolution, to use all of the Net Cash Proceeds of such Asset Sale that consist of cash and Cash Equivalents to permanently repay or prepay Senior Indebtedness or Indebtedness of a Restricted Subsidiary within thirty days after the date of such Asset Sale, the Company could Incur an additional $1.00 of Indebtedness (other than Permitted Indebtedness) pursuant to the provisions of the Senior Indenture described above under "Limitation on Indebtedness," (iv) within ten Business Days after the date of such Asset Sale, any Publicly Traded Stock required by a board resolution to be sold for cash, is sold for cash and
(v) as otherwise set forth below. For purposes of the foregoing, in the case of any required fair market value determination with respect to any Asset Sale or oil and gas properties or Publicly Traded Stock acquired in connection with such Asset Sale having a fair market value in excess of $5 million, such determination shall be made by the Board of Directors as evidenced by a board resolution.

Subject to clause (iii) above, within twelve months of any Asset Sale, the Company shall either (i) apply or cause the application of an amount equal to the Net Cash Proceeds of such Asset Sale, or a portion thereof, to the permanent repayment or prepayment of Senior Indebtedness or Indebtedness of any Restricted Subsidiary or (ii) invest such Net Cash Proceeds, or a portion thereof, in the acquisition or development of Tangible Business Properties. The amount of such Net Cash Proceeds not applied, used or invested as set forth in clause (i) or
(ii) above shall constitute "Excess Proceeds."

If the aggregate amount of Excess Proceeds, together with any remaining Excess Proceeds from any prior Asset Sale, equals or exceeds $10 million, the Company shall so notify the Trustee in writing and shall offer to purchase from all holders of the Senior

Debt Securities (an "Asset Sale Offer"), and shall purchase from holders accepting such Asset Sale Offer on the date fixed for such Asset Sale Offer (the "Asset Sale Offer Date"), the maximum amount (expressed in integral multiples of aggregate principal amount of $1,000) of Debt Securities that may be purchased out of the Excess Proceeds, in accordance with the procedures set forth in the Indentures, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any. To the extent that the aggregate amount of Debt Securities tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds relating thereto (such shortfall constituting a "Deficiency"), then the Company may use such Deficiency, or a portion thereof, for general corporate purposes. Upon completion of an Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.



Limitation on Liens Securing Indebtedness. The Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien of any kind upon any of their respective assets or properties now owned or acquired after the date of the Senior Indenture, or any income or profits therefrom, securing any Indebtedness of the Company or any Restricted Subsidiary (other than Permitted Liens) without making provision for all of the Notes to be equally and ratably secured with (or prior to) such Indebtedness, provided, however that if such Lien securing such Indebtedness ceases to exist, such equal and ratable (or prior) Lien for the benefit of the holders of the Debt Securities shall cease to exist; provided, further, that the Lien securing any Subordinated Indebtedness shall be subordinated to the Lien securing the Debt Securities to at least the extent that such Subordinated Indebtedness is subordinated to the Debt Securities.


Limitation on Conduct of Business. The Company will operate and will cause its Restricted Subsidiaries to be operated in a manner such that their business activities will be the Oil and Gas Business.


Limitation on Dividends and other Payment Restrictions Affecting Restricted Subsidiaries. The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on Capital Stock of any Restricted Subsidiary or any Redeemable Stock of any Restricted Subsidiary owned by the Company or any Restricted Subsidiary, (ii) pay any Indebtedness owed to the Company or any Restricted Subsidiary, (iii) make any Investment in the Company or any Restricted Subsidiary or (iv) transfer any of its property or assets to the Company or any Restricted Subsidiary, except (a) any encumbrance or restriction pursuant to an agreement in effect on the date of the Senior Indenture, (b) any encumbrance or restriction with respect to any person that is not a Restricted Subsidiary on the date of the Senior Indenture, in existence at the time such person becomes a Restricted Subsidiary and not created in connection with, or in contemplation of, such person becoming a Restricted Subsidiary so long as such encumbrance or restriction is not applicable to any person or the property or assets of any person other than the person becoming a Restricted Subsidiary, (c) any encumbrance or restriction pursuant to any agreement that extends, refinances, renews or replaces any agreement containing any encumbrance or restriction described in the foregoing clauses (a) and (b), provided, however, that the terms and conditions of any such encumbrance or restriction are not less favorable to the holders of the Debt Securities than those contained in the agreement evidencing the restriction or encumbrance so extended, refinanced, renewed or replaced, (d) any encumbrance or restriction arising under law and (e) any restriction arising under customary non-assignment and non-subletting clauses in leases. Nothing contained in the provisions of the Indentures described in this paragraph shall prevent the Company or any Restricted Subsidiary from entering into any agreement permitting the incurrence of Liens otherwise permitted under the provisions of the Indentures described above under the "Limitation on Liens Securing Indebtedness."



Limitation on Guaranties. The Company will not permit any Restricted Subsidiary, directly or indirectly, to assume, guarantee or in any other manner become liable with respect to the payment of any Indebtedness of the Company unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Senior Indenture providing for a guarantee of the payment of the Senior Debt Securities by such Restricted Subsidiary; provided, however, in the case of such Restricted Subsidiary's assumption, guarantee, or other liability with respect to Subordinated Indebtedness, such guarantee, assumption or other liability shall be subordinated to such Restricted Subsidiary's guarantee of the Notes to at least the extent that such Subordinated Indebtedness is subordinated to the Debt Securities; and provided, further, that the provisions of the Indentures described in this paragraph shall not be applicable to any guarantee, assumption or other liability with respect to the payment of any Indebtedness of the Company by any Restricted Subsidiary in existence on the date of the Senior Indenture or that (i) existed at the time such person became a Restricted Subsidiary of the Company and (ii) was not incurred in connection with, or in contemplation of, such person becoming a Restricted Subsidiary. Notwithstanding the foregoing, any such guarantee of the Debt Securities by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged upon the release or discharge of such guarantee of such Indebtedness, other than a release or discharge by, or as a result of, any payment under such guarantee by such Restricted Subsidiary.

CHANGE IN CONTROL

The Indentures provide that if there shall have occurred a Change in Control, Debt Securities shall be purchased by the Company, at the option of the holder thereof, in whole or in part in integral multiples of aggregate principal amount of $1,000, on a date that is not earlier than 45 days nor later than 60 days from the date the Change in Control Notice is given to holders or such later date as may be necessary for the Company to comply with requirements under the Exchange Act (such date or such later date, being the "Change in Control Purchase Date"), at a purchase price in cash (the "Change in Control Purchase Price") equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to any Change in Control Purchase Date, subject to satisfaction by or on behalf of the holder of the requirements established pursuant to the Indentures. The Company shall comply with any applicable tender offer rules then in effect, including Section 14(e) of the Exchange Act and Rule 14e-1 promulgated thereunder (or any successor provisions), in connection with a Change in Control offer. In the event of any conflict between such tender offer rules and the provisions set forth in the Indentures, such tender offer rules shall control.

"Change in Control" of the Company means the occurrence of any of the following:
(i) any "person" (as such term is used in Sections 13(d) and 14(d) (or any successor provisions) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 (or any successor provisions) under the Exchange Act) of 50% or more of the total voting power of the Voting Stock of the Company; (ii) there shall be consummated any consolidation or merger of the Company (a) in which the Company is not the continuing or surviving corporation or (b) pursuant to which the outstanding Voting Stock of the Company would be converted into cash, securities or other property, in each case other than a consolidation or merger of the Company in which (1) the outstanding Voting Stock of the Company is changed into or exchanged for Voting Stock of the continuing or surviving corporation and (2) the holders of the Company's Voting Stock immediately prior to the consolidation or merger own, directly or indirectly, at least a majority of the Voting Stock of the continuing or surviving corporation immediately after the consolidation or merger, (iii) the Company sells, transfers or otherwise disposes of all or substantially all of its assets, (iv) the cessation of Continuing Directors for any reason to constitute a majority of the Board of Directors then in office, (v) so long as any Indebtedness issued pursuant to the Convertible Note Agreement remains outstanding, a Change in Control as defined therein, (vi) so long as any Indebtedness remains outstanding under the Convertible Debenture Indenture, a Fundamental Change as defined therein, (vii) the Company ceases to own on a fully diluted basis, directly or indirectly through one or more Restricted Subsidiaries that are Wholly Owned Subsidiaries of the Company, 80% of the outstanding Voting Stock of Benton-Vinccler, and (viii) Benton-Vinccler sells, transfers or otherwise disposes of a substantial part of its assets; provided that neither of the events described in clause (vii) or (viii) will constitute a "Change in Control" if (x) during the four full fiscal quarters ended immediately prior to the occurrence of such event, the EBITDA of the Company and its Restricted Subsidiaries attributable to Benton-Vinccler as a percentage of the EBITDA of the Company and its Restricted Subsidiaries, was less than 20% and (y) immediately prior to such event, the Oil and Gas Reserve Estimate of the Company and its Restricted Subsidiaries attributable to Benton-Vinccler as a percentage of the Oil and Gas Reserve Estimate of the Company and its Restricted Subsidiaries, is less than 20%.

In connection with clause (viii) of the preceding paragraph, a sale, transfer or other disposition of assets of Benton-Vinccler shall be deemed to be a sale, transfer or other disposition of a "substantial part" of the assets of Benton-Vinccler if such assets, when added to all other assets of Benton-Vinccler sold, transferred or otherwise disposed of (other than the disposition of hydrocarbons or other mineral products in the ordinary course of business) during the immediately preceding twelve months either (i) exceed (based on the book value of all assets so sold, transferred or otherwise disposed of during such twelve months) 25% of the net tangible assets of Benton-Vinccler as of the end of its most recently completed full fiscal quarter for which financial information is available determined in accordance with GAAP or (ii) contributed more than 25% of the net income of Benton-Vinccler during its most recently completed four full fiscal quarters for which financial information is available determined in accordance with GAAP.

The Company's ability to repurchase the Debt Securities will be dependent upon the availability of cash and other financing sources to consummate such a repurchase. The Company currently expects to incur additional Indebtedness to finance its capital expenditure requirements and, therefore, the Company's ability to incur additional Indebtedness to repurchase the Debt Securities may be adversely affected by what might then be a higher debt to equity ratio. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity."

The Change in Control provisions of the Indentures may make it more difficult or discourage a takeover of the Company and the removal of incumbent management. The Change in Control provision is not the result of management's knowledge of any specific effort to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, nor is it part of a plan by management to adopt an anti-takeover provision.

CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

The Company may not, without the consent of the holders of all Debt Securities then outstanding, consolidate with, merge into or convey, sell, transfer, lease, exchange or otherwise dispose of all of its assets and properties substantially as an entirety to, any other person unless (i) the successor is a corporation or partnership organized under the laws of the United States or any political subdivision thereof or therein, (ii) the successor assumes all obligations of the Company under the Indentures and the Debt Securities, (iii) after giving effect to such consolidation, merger, conveyance, sale, transfer, lease, exchange or other disposition, no Default or Event of Default, shall have occurred and be continuing, (iv) the successor would have a pro forma Consolidated Net Worth after giving effect to such consolidation, merger, conveyance, sale, transfer, lease, exchange or other disposition and prior to any purchase accounting adjustments at least equal to the Consolidated Net Worth of the Company prior to such consolidation, merger, conveyance, sale, transfer, lease, exchange or other disposition and (v) certain other conditions are met.

Upon any consolidation or merger or any conveyance, sale, transfer, lease, exchange or other disposition of the properties and assets of the Company substantially as an entirety to any person in accordance with the provisions described above, the successor formed by such consolidation or into which the Company is merged or to which such conveyance, sale, transfer, lease, exchange or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indentures with the same effect as if such successor had been named as the Company in the Indentures; and thereafter, except in the case of a conveyance, sale, transfer, lease, exchange or other disposition of properties to another person, the predecessor person shall be released from all obligations and covenants under the Indentures and the Debt Securities.

PROVISION OF FINANCIAL INFORMATION

To the extent permitted under the Exchange Act, whether or not the Company is required to comply with Section 13(a) or 15(d) (or any successor provision) of the Exchange Act, the Company will file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) (or any successor provision) if the Company were so required, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required to file such documents if the Company were so required. The Company will also in any event (i) within 15 days of each Required Filing Date transmit by mail to all holders of Debt Securities, without cost to such holders, copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) (or any successor provision) and (ii) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request supply copies of such documents to any prospective holder of Debt Securities.

CERTAIN DEFINITIONS

"Acquired Indebtedness" means, with respect to any person, Indebtedness of such person (i) existing at the time such person becomes a Restricted Subsidiary or
(ii) assumed in connection with the acquisition of assets from another person, including Indebtedness Incurred in connection with, or in contemplation of, such person becoming a Restricted Subsidiary or such acquisition, as the case may be.

"Affiliate" means, with respect to any person, any other person directly or indirectly controlling, controlled by, or under common control with, such person, or any other person that owns, directly or indirectly, 5% or more of such person's Voting Stock or any Affiliate of any such 5% or more owner. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of Voting Stock, by contract or otherwise.

"Amount" means, (i) with respect to any Indebtedness outstanding at any time other than Preferred Stock, the principal amount thereof; provided that the amount of any such Indebtedness outstanding at any time that was issued at a price less than the principal amount thereof shall equal the amount of the liability in respect thereof at such time determined in accordance with GAAP and
(ii) with respect to any Indebtedness outstanding at any time that is Preferred Stock, the aggregate liquidation value thereof at such time.

"Asset Acquisition" means (i) an Investment by the Company or any Restricted Subsidiary in any other person pursuant to which such person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary or shall be merged into or consolidated with the Company or any Restricted Subsidiary or
(ii) an acquisition by the Company or any Restricted Subsidiary of the assets of any person other than the Company or any Restricted Subsidiary that constitute substantially all of a division or line of business of such person.

"Asset Disposition" means the sale or other disposition by the Company or any Restricted Subsidiary (other than to the Company or another Restricted Subsidiary) of (i) all or substantially all of the Capital Stock of any Restricted Subsidiary or (ii) all or substantially all of the assets that constitute a division or line of business of the Company or any Restricted Subsidiary.

"Asset Sale" means any conveyance, transfer, lease or other disposition (including, without limitation, by way of any merger, consolidation or other similar transaction), directly or indirectly, in one or a series of related transactions, of any Capital Stock or Redeemable Stock of any Restricted Subsidiary (other than the sale and issuance of directors' qualifying shares) or any other properties or assets of the Company or any Restricted Subsidiary (other than any such conveyance, transfer, lease or other disposition (i) that is permitted under the provisions of the Indentures described under "Consolidation, Merger, Conveyance, Transfer or Lease" above, (ii) that involves any transfer of Capital Stock, Redeemable Stock or other property or assets of a Restricted Subsidiary to the Company or any other Restricted Subsidiaries or of the Company to a Restricted Subsidiary, (iii) of (1) hydrocarbon or other mineral products or (2) other assets in an amount not to exceed $2.5 million in any twelve month period, in each case in the ordinary course of business or (iv) that involves the abandonment of any lease of non-producing acreage).

"Average Life" means, as of any date of determination, with respect to any Indebtedness, the quotient obtained by dividing (a) the sum of the product of
(i) the number of years from such date of determination to the date of each successive scheduled principal payment of such Indebtedness and (ii) the amount of such principal payment by (b) the sum of all such principal payments.

"Board of Directors" means the Board of Directors of the Company or any authorized committee of such Board.

"Capital Stock" means, with respect to any person, any and all shares, interests, participations, rights or other equivalents (however designated) of such person's capital stock or partnership interests whether now outstanding or issued after the date of the Indentures, except Redeemable Stock.

"Capitalized Lease Obligation" means, with respect to any person, any obligation relating to any property (whether real, personal or mixed) of that person as lessee which, in conformity with GAAP, is required to be accounted for as a capital lease for financial reporting purposes, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

"Cash Equivalents" means, at any time, (i) any evidence of Indebtedness with a maturity of 180 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof), (ii) repurchase obligations for investments of the type described in clause (i) for which delivery of the investment is made against payment, (iii) demand or time deposits, bankers' acceptances and certificates of deposit or acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $300,000,000, and (iv) commercial paper with a maturity of 180 days or less issued by a corporation (except any Affiliate or Subsidiary of the Company) organized under the laws of any state of the United States or the District of Columbia and rated at least A-1 by Standard & Poor's Corporation and at least P-1 by Moody's Investors Service, Inc.

"Commodity Swap Agreement" means any commodity swap agreement or other similar agreement or arrangement.

"Consolidated Interest Expense" means, for any period, the aggregate amount (without duplication) of (i) interest expense in accordance with GAAP (including, in accordance with the following sentence, interest attributable to Capitalized Lease Obligations and the undischarged balance of production payments) during such period in respect of all Indebtedness of the Company and its Restricted Subsidiaries (including (a) amortization of original issue discount on any Indebtedness, (b) the interest portion of all deferred payment obligations, calculated in accordance with GAAP, and (c) all commissions, discounts and other fees and charges owed with respect to bankers' acceptance financings and Currency Agreements, Interest Rate Agreements and Commodity Swap Agreements, in each case to the extent attributable to such period), and (ii) dividend requirements of the Company and its Restricted Subsidiaries with respect to Redeemable Stock and with respect to all other Preferred Stock of any Restricted Subsidiaries (in each case whether in cash or otherwise (except dividends payable solely in shares of Capital Stock of the Company or any Restricted Subsidiary)) paid, declared, accrued or accumulated during such period, in each case to the extent attributable to such period and excluding items eliminated in consolidation. For purposes of this definition, (a) interest with respect to a Capitalized Lease Obligation or a production payment shall be deemed to accrue at an interest rate reasonably determined by the Company to be the rate of interest implicit in such Capitalized Lease Obligation or production payment in accordance with GAAP and (b) interest expense attributable to any Indebtedness represented by the guarantee by the Company or a Restricted Subsidiary of an obligation of another person shall be deemed to be the interest expense attributable to the Indebtedness guaranteed.

"Consolidated Net Income" means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that the following items shall be excluded from Consolidated Net Income (without duplication): (i) the net income of any person in which the Company or any of its Restricted Subsidiaries has an interest (which interest does not cause the net income of such person to be consolidated with the net income of the Company in accordance with GAAP) except to the extent of the amount of dividends or distributions actually paid to the Company or its Restricted Subsidiaries by such person in such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to the Indenture (and in such case, except to the extent includable pursuant to the foregoing clause (i) above), the net income (or loss) of any person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such person are acquired by the Company or any of its Restricted Subsidiaries, (iii) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation and (iv) all extraordinary and non-recurring gains and losses or gains or losses attributable to asset sales not in the ordinary course of business (including any sale of Capital Stock of a Restricted Subsidiary). If the Consolidated Net Income for any fiscal quarter of the Company includes a ceiling limitation writedown (a "Writedown Quarter") in accordance with the full cost accounting method rules of the Commission (such a writedown, an "Actual Writedown") but such Actual Writedown would have been less or would not have been required had such ceiling limitation been calculated using oil and gas prices in effect on the last day of either of the two fiscal quarters of the Company immediately succeeding such Writedown Quarter (such Actual Writedown, as so recalculated, a "Hypothetical Writedown"), then Consolidated Net Income for such Writedown Quarter shall be increased by the amount by which such Actual Writedown exceeds such Hypothetical Writedown; provided that in no event shall any such increase singly, or in the case of any such increases for both quarters immediately succeeding such Writedown Quarter, in the aggregate, exceed the amount of such Actual Writedown).

"Consolidated Net Worth" means, with respect to any person, as at any date of determination, the consolidated stockholders' equity (or like balance sheet designation) of such person as determined in accordance with GAAP.

"Continuing Directors" means any member of the Board of Directors on the date of the Indenture, any director elected after the date thereof in any annual meeting of the stockholders upon the recommendation of the Board of Directors and any other member of the Board of Directors who is elected to succeed a Continuing Director by a majority of Continuing Directors who are then members of the Board of Directors.

"Convertible Debenture Indenture" means the Indenture dated as of May 15, 1992 between the Company and Meridian Trust Company of California.

"Convertible Note Agreement" means the Note Agreement dated as of October 1, 1991 between the Company and the purchasers listed therein.

"Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in currency values.

"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"Disinterested Director" means, with respect to an Affiliate Transaction, a member of the Board of Directors who has no direct or indirect financial interest, and whose employer has no direct or indirect financial interest, in such Affiliate Transaction.

"EBITDA" means, for any period, without duplication, Consolidated Net Income for such period, increased (to the extent deducted in determining Consolidated Net Income) by the sum of (i) Consolidated Interest Expense, (ii) income taxes (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or gains or losses attributable to asset sales not in the ordinary course of business), (iii) depreciation and depletion expense, (iv) amortization expense and (v) all other non-cash items reducing Consolidated Net Income less all non-cash items increasing Consolidated Net Income (other than, in each case, minority interests which shall, in all cases, be excluded from the calculation of EBITDA) all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP.

"EBITDA/Interest Ratio" means the ratio of (i) EBITDA for the Reference Period immediately prior to the date of the transaction giving rise to the need to calculate the EBITDA/Interest Ratio (the "Transaction Date") to (ii) Consolidated Interest Expense for such Reference Period. In making the foregoing calculation, (a) pro forma effect shall be given to (1) any Indebtedness Incurred subsequent to the end of such Reference Period, (2) any Indebtedness Incurred during such Reference Period to the extent such Indebtedness is outstanding on the Transaction Date and (3) any Indebtedness to be Incurred on the Transaction Date, in each case as if such Indebtedness had been Incurred on the first day of such Reference Period and after giving effect to the application of the proceeds thereof; (b) Consolidated Interest Expense attributable to interest or dividends on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest or dividend rate shall be computed as if the rate in effect on the date of computation (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months) had been the applicable rate for the entire period; (c) there shall be excluded from Consolidated Interest Expense any Consolidated Interest Expense related to any amount of Indebtedness that was outstanding during such Reference Period or thereafter but that is not outstanding or is to be repaid on the Transaction Date, except for Consolidated Interest Expense accrued (as adjusted pursuant to clause (b)) during such Reference Period under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any successor revolving credit or similar arrangement) on the Transaction Date; and (d) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions that occur during such Reference Period or thereafter and on or prior to the Transaction Date as if they had occurred on the first day of such Reference Period.

"Event of Default" has the meaning provided in "Events of Default."

"GAAP" means, with respect to any determination pursuant to the terms of the Indenture, such accounting principles as are generally accepted in the United States at the time of such determination.

"Guarantee" means, as applied to any obligation, (i) a guaranty (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of any part or all of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit.

"Incur" means with respect to any Indebtedness, to incur, create, issue, assume, guarantee or otherwise become liable for or with respect to or extend the maturity of or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that neither the accrual of interest (whether such interest is payable in cash or kind) nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness; provided further that (i) in the case of any Indebtedness of the Company to any Restricted Subsidiary, such Indebtedness shall be deemed to have been Incurred by the Company at the time such Indebtedness is sold, transferred or otherwise disposed of by such Restricted Subsidiary or such Restricted Subsidiary is designated as an Unrestricted Subsidiary or otherwise ceases to be a Restricted Subsidiary, (ii) in the case of any Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary, such Indebtedness shall be deemed to have been Incurred by such Restricted Subsidiary at the time such Indebtedness is sold, transferred or otherwise disposed of by the Company or such other Restricted Subsidiary or the Restricted Subsidiary holding such Indebtedness is designated as an Unrestricted Subsidiary or otherwise ceases to be a Restricted Subsidiary and (iii) any Indebtedness of an Unrestricted Subsidiary that ceases to be Non-Recourse Indebtedness shall be deemed to have been Incurred by such Unrestricted Subsidiary at the time of such cessation.

"Indebtedness" means, without duplication, with respect to any person, (i) all obligations of such person (a) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (b) evidenced by bonds, notes, debentures or similar instruments, (c) representing the balance deferred and unpaid of the purchase price of any property or services (excluding accounts payable or other obligations arising in the ordinary course of business), (d) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (e) for the payment of money relating to a Capitalized Lease Obligation, or (f) evidenced by a letter of credit or reimbursement obligation of such person with respect to any letter of credit (regardless of whether such reimbursement obligation is to the issuer of the letter of credit or another person); (ii) all net obligations of such person under Interest Rate Agreements, Commodity Swap Agreements and Currency Agreements; (iii) the undischarged balance of any production payments as to which such person is obligated or its property is dedicated; (iv) all liabilities of others of the kind described in the preceding clause (i), (ii) or (iii) that such person has guaranteed or that are otherwise its legal liability; (v) Indebtedness (as otherwise defined in this definition) of others secured by a Lien on any asset of such person, whether or not such Indebtedness is assumed by such person (provided that if the obligations so secured have not been assumed in full by such person or are not otherwise such person's legal liability in full, then such obligations shall be deemed to be in an amount equal to the greater of (a) the lesser of (1) the full amount of such obligations and (2) the fair market value of such asset, as determined in good faith by the board of directors of such person, which determination shall be evidenced by a board resolution, and (b) the amount of obligations as have been assumed by such person or which are otherwise such person's legal liability); and (vi) the liquidation preference and any mandatory redemption payment obligations in respect of (a) all Redeemable Stock of such person and its Subsidiaries and (b) all Preferred Stock of such Subsidiaries.

"Independent Financial Advisor" means a nationally recognized investment banking firm (i) which does not (and whose directors, officers, employees and Affiliates do not) have a direct or indirect material financial interest in the Company and
(ii) which, in the sole judgment of the Board of Directors, is otherwise independent and qualified to perform the task for which such firm is being engaged.

"Independent Petroleum Engineers" means, with respect to any person, a nationally recognized petroleum engineering firm (i) which does not (and whose directors, officers, employees and Affiliates do not) have a direct or indirect material financial interest in such person and (ii) which, in the sole judgment of the board of directors of such person, is otherwise independent and qualified to perform the task for which such firm is being engaged.

"Interest Rate Agreement" means any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement designed to protect the Company or any of its Restricted Subsidiaries against fluctuations in interest rates.

"Investment" means, with respect to any person, any investment in another person, whether by means of a share purchase, capital contribution, loan, advance (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such person) or similar credit extension constituting Indebtedness of such other person and any guarantee of obligations of any other person.

"Lien" means any mortgage, lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

"Material Subsidiary" means, at the time of determination, any Restricted Subsidiary that, together with its Subsidiaries, (i) accounted for more than 5% of (a) the revenues of the Company and its Restricted Subsidiaries, on a consolidated basis, or (b) EBITDA, in each case for the most recently completed fiscal year of the Company for which financial information is available or (ii) owned more than 5% of the assets of the Company and its Restricted Subsidiaries, on a consolidated basis, as at the end of such fiscal year, all as shown on or derived from the consolidated financial statements of the Company for such fiscal year.

"Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents (including proceeds from the sale of Publicly Traded Stock and payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents), net of (i) brokerage commissions and other reasonable fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (iii) payments made to retire Indebtedness where payment of such Indebtedness is required in connection with such Asset Sale, (iv) obligations and expenses incurred in connection with the repatriation to the United States of any proceeds of such Asset Sale, (v) in the case of any Asset Sale made by a Restricted Subsidiary, any dividend or distribution of a portion of the proceeds of such Asset Sale to a holder (other than the Company or another Restricted Subsidiary) of Capital Stock (other than Preferred Stock) of such Restricted Subsidiary; provided that such dividend is paid or distribution is made concurrently with the payment of a dividend or making of a distribution of a portion of such proceeds by such Restricted Subsidiary to the Company or another Restricted Subsidiary and the amount of such dividend or distribution does not exceed such holder's pro rata share (based on such holder's percentage ownership of the outstanding Capital Stock (other than Preferred Stock) of such Restricted Subsidiary) of the aggregate amount of the proceeds of such Asset Sale being dividended or distributed and
(vi) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

"Net Proceeds" means, in the case of any sale by the Company of Capital Stock, the aggregate net cash proceeds received by the Company, after payment of expenses, commissions, discounts and any other transaction costs incurred in connection therewith.

"Non-Recourse Indebtedness" means, with respect to any Unrestricted Subsidiary, Indebtedness of such Unrestricted Subsidiary as to which (i) neither the Company nor any Restricted Subsidiary (a) provides credit support including any undertaking, agreement or instrument which would constitute Indebtedness or (b) is directly or indirectly liable for such Indebtedness and (ii) no default with respect to such Indebtedness (including any rights which the holders thereof may have to take enforcement action against such Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

"Oil and Gas Business" means the exploration for and the development, acquisition, production, processing, marketing, storage and transportation of hydrocarbons and other related energy and natural resources businesses.

"Oil and Gas Reserve Estimate" means, as of any date of determination, the estimated discounted future net revenues attributable to proved oil and gas reserves of the Company and its Restricted Subsidiaries calculated in accordance with the Commission's guidelines (before any state or federal income taxes) as set forth in the most recently prepared reserve report of the Company and its Restricted Subsidiaries that has been audited by Independent Petroleum Engineers (which report shall be prepared as of a date no earlier than the end of the most recently completed fiscal year of the Company for which financial information is available) (the "Audited Report"), decreased, in the case of clause (i) below, and increased or decreased, as appropriate, in the case of clauses (ii) and
(iii) below, by the Company's petroleum engineers to reflect, as of such date of determination, the estimated discounted future net revenues attributable to (i) the ownership interest of any holder (other than the Company or another Restricted Subsidiary) of Capital Stock (other than Preferred Stock) of any Restricted Subsidiary (based on such holder's percentage ownership of such Capital Stock as of such date of determination), but only to the extent such ownership interest is not otherwise deducted from the discounted future net revenues of the Company and its Restricted Subsidiaries set forth in the Audited Report, (ii) proved oil and gas reserves acquired or disposed of since the date of the Audited Report and (iii) increases or decreases in proved oil and gas reserves of the Company and its Restricted Subsidiaries due to exploration, development or exploitation activities or changes in geological conditions since the date of the Audited Report; provided that such adjustments are calculated in accordance with the Commission's guidelines by the Company's petroleum engineers utilizing the prices utilized in, and on a basis otherwise consistent with, the Audited Report. Notwithstanding the foregoing, (1) if the estimated discounted future net revenues from any proved oil and gas reserves acquired since the date of the Audited Report have been audited by Independent Petroleum Engineers and a report with respect thereto as of a date no earlier than the end of the most recently completed fiscal year of the person from whom such reserves were acquired has been prepared, such report (or, if a more recent audited reserve report is available, the most recent of such reports) shall be utilized for purposes of calculating the adjustment to discounted future net revenues of such person attributable to such acquired reserves, (2) if the estimated discounted future net revenues of the Company and its Restricted Subsidiaries, as adjusted pursuant to clauses (ii) and (iii) of the preceding sentence (excluding any adjustments calculated pursuant to clause (1) of this sentence) would vary by more than 10% from the discounted future net revenues of the Company and its Restricted Subsidiaries set forth in the Audited Report, such adjustments shall be audited by Independent Petroleum Engineers and (3) so long as Benton-Vinccler is a Restricted Subsidiary, for purposes of calculating the Oil and Gas Reserve Estimate of the Company and its Restricted Subsidiaries attributable to Benton-Vinccler as of any date of determination, the proportionate share of the Company and its Restricted Subsidiaries (based on their percentage ownership interest of Benton-Vinccler as of such date of determination) of the estimated discounted future net revenues attributable to the proved oil and gas reserves subject to the operating service agreement dated as of July 31, 1992 with Lagoven (as amended or supplemented from time to time and including any successor agreements or arrangements) shall be included in such Oil and Gas Reserve Estimate on the same basis as such net revenues would be included if such proved oil and gas reserves were owned by Benton-Vinccler.

"Performance Letter of Credit" means, with respect to any person, a letter of credit or bond to secure the performance in any country of any obligations of such person under any contract entered into in the ordinary course of such person's Oil and Gas Business; provided that the provision of any such letter of credit or bond is required by local law or, in the case of any such letter of credit or bond securing the performance of obligations outside the United States, is customarily required in connection with contracts relating to the Oil and Gas Business in such country and, in either case, such letter of credit or bond requires that any payment thereunder by the issuer thereof be immediately repaid by such person.

"Permitted Benton-Vinccler Indebtedness" means Indebtedness of Benton-Vinccler in an aggregate amount not to exceed $25 million at any time outstanding.

"Permitted Commodity Swap Agreements" means Commodity Swap Agreements entered into in order to protect the Company or its Restricted Subsidiaries against fluctuations in oil or gas prices with respect to their current or good faith estimated future oil and gas production irrespective of whether such production is owned by the Company or a Restricted Subsidiary or is produced by the Company or a Restricted Subsidiary pursuant to an arrangement under which the Company or a Restricted Subsidiary acts as a contractor for a third party that owns such production.

"Permitted Company Secured Indebtedness" means secured Indebtedness of the Company Incurred after the date of the Indentures (other than pursuant to clause
(xi) of the definition of Permitted Indebtedness) in an aggregate amount not to exceed the greater of $10 million or 4% of the Oil and Gas Reserve Estimate, in each case outstanding at any time less the aggregate amount of Permitted Restricted Subsidiary Indebtedness outstanding at such time.

"Permitted Indebtedness" means (i) the Debt Securities; (ii) Indebtedness of the Company (other than the Vinccler Notes) and its Restricted Subsidiaries (other than Benton-Vinccler) outstanding on the date of the Indenture; (iii) obligations of the Company and its Restricted Subsidiaries pursuant to Interest Rate Agreements, Currency Agreements and Permitted Commodity Swap Agreements and compensation payable thereunder; (iv) Indebtedness of the Company to a Restricted Subsidiary or of a Restricted Subsidiary to the Company or another Restricted Subsidiary (but only so long as such Indebtedness is held or owned by the Company or a Restricted Subsidiary); (v) Indebtedness of the Company Incurred for the purpose of financing the working capital requirements of the Company or any Restricted Subsidiary in an aggregate amount not to exceed the greater of $5 million or 3% of the Oil and Gas Reserve Estimate, in each case at any time outstanding; (vi) Indebtedness (excluding Acquired Indebtedness) of the Company in addition to Indebtedness permitted by clauses (i) through (v) in an aggregate amount not to exceed $5 million at any time outstanding; (vii) Permitted Benton-Vinccler Indebtedness; (viii) Performance Letters of Credit with respect to which the account party is the Company or any Restricted Subsidiary; provided that the reimbursement obligation of the Company or such Restricted Subsidiary thereunder is unsecured; (ix) unsecured obligations of the Company or any Restricted Subsidiary to reimburse any other person for all or a portion of such other person's reimbursement obligations with respect to any Performance Letter of Credit; provided that such Performance Letter of Credit secures the performance of obligations of the Company or a Restricted Subsidiary (in addition to any performance obligations of such other person which such Performance Letter of Credit may secure) under any contract entered into by the Company or such Restricted Subsidiary in the ordinary course of its Oil and Gas Business; (x) the Vinccler Notes; and (xi) Indebtedness of the Company or any Restricted Subsidiary the proceeds of which are used to renew, extend, refinance or repurchase, or Indebtedness of the Company or any Restricted Subsidiary exchanged for, Indebtedness permitted by clause (i) or (ii) above so long as (a) the aggregate amount of such new Indebtedness (or, if such new Indebtedness will be issued at a price less than the principal amount thereof, the aggregate issue price thereof) would not be greater than the sum of the aggregate amount of the Indebtedness being renewed, extended, refinanced, repurchased or exchanged and any premium, accrued interest expense, commissions and other transaction costs incurred in connection with such renewal, extension, refinancing, repurchase or exchange (but only if such costs are of a kind and in an amount that would customarily be incurred in connection with such types of transactions), (b) if the Indebtedness being renewed, extended, refinanced, repurchased or exchanged is Indebtedness of the Company, such new Indebtedness would be Indebtedness of the Company and, unless the Indebtedness being renewed, extended, refinanced, repurchased or exchanged is fully secured, such new Indebtedness would have an Average Life greater than the Average Life of the Senior Debt Securities and a stated maturity later than the Stated Maturity of the Notes and (c) such new Indebtedness would be Subordinated Indebtedness if the Indebtedness renewed, extended, refinanced, repurchased or exchanged is Subordinated Indebtedness and such new Subordinated Indebtedness would be subordinated to the Senior Debt Securities at least to the extent that the Subordinated Indebtedness being renewed, extended, refinanced, repurchased or exchanged is subordinated to the Senior Debt Securities.

"Permitted Liens" means Liens upon any real or tangible personal property securing (i) any Indebtedness of the Company or any Restricted Subsidiary existing on the date of the Indenture and any renewals, extensions, refinancings or exchanges of such Indebtedness permitted under the Indenture; provided that any such Lien securing any renewed, extended, refinanced or exchanged Indebtedness shall only attach to the property that secured such Indebtedness prior to such renewal, extension, refinancing or exchange; (ii) any Permitted Benton-Vinccler Indebtedness; (iii) any Permitted Restricted Subsidiary Indebtedness; (iv) any Permitted Company Secured Indebtedness; (v) Permitted Commodity Swap Agreements; and (vi) any other Indebtedness of the Company or any Restricted Subsidiary required by its terms to be secured in the event that the Notes are required to be secured pursuant to the terms of the Indenture; provided that (a) if such other Indebtedness is Subordinated Indebtedness, the Lien securing such other Indebtedness shall be subordinated to the Lien securing the Senior Debt Securities to at least the extent that such Subordinated Indebtedness is subordinated to the Senior Debt Securities, (b) in no event shall the Lien securing such other Indebtedness be prior to the Lien securing the Senior Debt Securities and (c) if the Lien securing the Senior Debt Securities ceases to exist, the Lien securing such other Indebtedness shall also cease to exist.

"Permitted Restricted Subsidiary Indebtedness" means Indebtedness of any Restricted Subsidiary (excluding Permitted Benton-Vinccler Indebtedness) Incurred after the date of the Indentures (other than pursuant to clause (xi) of the definition of Permitted Indebtedness) in an aggregate amount for all such Restricted Subsidiaries not to exceed the greater of $10 million or 4% of the Oil and Gas Reserve Estimate, in each case outstanding at any time less the aggregate amount of Permitted Company Secured Indebtedness outstanding at such time.

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or agency or political subdivision thereof; provided that the term joint venture shall not include any contractual arrangement between the Company or any Restricted Subsidiary and one or more third parties pursuant to which the

Company or such Restricted Subsidiary and such third party or parties agree to share the costs and benefits of exploring and developing oil and gas properties so long as (i) the interest of the Company or such Restricted Subsidiary in such properties and the hydrocarbons or other mineral products derived therefrom is owned directly by the Company or such Restricted Subsidiary, (ii) such contractual arrangement does not grant any Lien on the Company's or such Restricted Subsidiary's ownership interest in such properties or products derived therefrom or permit such third party or parties to restrict in any manner the ability of the Company or such Restricted Subsidiary to use, transfer, sell or otherwise dispose of such ownership interest (excluding, in each case, any agreement to sell such products to such third party or parties so long as such agreement was negotiated on an arm's-length basis) and (iii) no independent legal entity is created by such contractual arrangement.

"Preferred Stock" means, with respect to any person, Capital Stock or Redeemable Stock of such person of any class or classes (however designated) whether now outstanding or issued after the date of the Indenture, that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation of such person, to any other class of Capital Stock of such person and includes, without limitation, all classes and series of preferred or preference stock.

"Publicly Traded Stock" means, with respect to any person, Voting Stock of such person which is registered under Section 12 of the Exchange Act and which is actively traded on the New York Stock Exchange or American Stock Exchange or in the National Association of Securities Dealers Automated Quotation System (National Market System).

"Redeemable Stock" means, with respect to any person, any and all shares, interests, participations, rights or other equivalents (however designated) of such person's capital stock or partnership interests whether now outstanding or issued after the date of the Indentures that by their terms or otherwise are or may be required to be redeemed prior to the Stated Maturity of the Debt Securities or are redeemable at the option of the holder thereof (including, without limitation, upon the happening of any specified event or with the passage of time) at any time prior to the Stated Maturity of the Debt Securities; provided that if the only event that could require redemption of any such securities prior to the Stated Maturity of the Debt Securities is a change in control of the Company (defined in a manner substantially identical to the definition of Change in Control in the Indentures) and such right of redemption is expressly subordinated to the right of the holders of the Debt Securities to require repurchase of the Debt Securities upon the occurrence of a Change in Control pursuant to the terms of the Indentures, then such securities shall not be deemed to be Redeemable Stock.

"Reference Period" means, with respect to any determination to be made pursuant to the terms of the Indentures, the four full fiscal quarters for which financial information is available immediately preceding any date upon which such determination is to be made.

"Repaid Investment" means (i) the amount of any Investment in a person (which is a Restricted Payment) made by the Company or a Restricted Subsidiary after the date of the Indenture (a) to the extent such amount has been unconditionally repaid in cash to the Company or such Restricted Subsidiary (including any such repayment in the form of a dividend but excluding any payments of interest) or
(b) to the extent of the net proceeds received in cash or Cash Equivalents from the sale thereof and (ii) the amount of any Indebtedness of a person guaranteed by the Company or a Restricted Subsidiary after the date of the Indenture (which guarantee is a Restricted Payment) to the extent such amount has been unconditionally released from such guarantee; provided that in each case such amount shall not exceed the amount of such Investment as recorded on the books of the Company or such Restricted Subsidiary in accordance with GAAP at the time such Investment was made.

"Restricted Payment" means, with respect to any person, (i) the declaration or payment of any dividend or other distribution in respect of Capital Stock or Redeemable Stock of such person or any Subsidiary of such person, (ii) any payment on account of the purchase, redemption or other acquisition or retirement for value of Capital Stock or Redeemable Stock of such person or any Subsidiary of such person (including options, warrants or other rights to acquire such Capital Stock or Redeemable Stock), (iii) any payment on account of the purchase, redemption or other acquisition or retirement for value of, or any payment in respect of any amendment of the terms of, or any defeasance of, any Subordinated Indebtedness, directly or indirectly, by such person or a Subsidiary of such person prior to the scheduled maturity, any scheduled repayment of principal or any scheduled sinking fund payment, as the case may be, of such Subordinated Indebtedness and (iv) any Investment by such person other than any Investment in Cash Equivalents.

"Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary; provided that so long as Benton-Vinccler is a direct or indirect Subsidiary of the Company it shall remain a Restricted Subsidiary.

"Restricted Subsidiary Investment" means, with respect to any person that becomes a Restricted Subsidiary, the amount of any Investment in such person (which is a Restricted Payment) made by the Company or a Restricted Subsidiary after the date of the

Indenture but prior to the time such person becomes a Restricted Subsidiary; provided that such amount shall not exceed the amount of such Investment as recorded on the books of the Company or such Restricted Subsidiary in accordance with GAAP at the time such Investment was made.

"Senior Indebtedness" means any Indebtedness of the Company (whether outstanding on the date hereof or hereinafter incurred), unless such Indebtedness is subordinate or junior in right of payment to the Debt Securities.

"Stated Maturity," when used with respect to any Note, means the date specified in such Note as the fixed date on which the principal of such Note is due and payable.

"Subordinated Indebtedness" means any Indebtedness (whether outstanding on the date hereof or hereinafter incurred) which is subordinate or junior in right of payment to the Debt Securities.

"Subsidiary" of any person means (i) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such person, by one or more Subsidiaries of such person or by such person and one or more Subsidiaries of such person or (ii) any other person (other than a corporation) in which such person, directly or indirectly, at the date of determination thereof, has (x) at least a majority ownership interest or (y) the power to elect or direct the election of a majority of the directors or other governing body of such person.

"Unrestricted Subsidiary" means (i) any Subsidiary of the Company or of a Restricted Subsidiary (other than Benton-Vinccler) that is designated as an Unrestricted Subsidiary by a resolution adopted by the Board of Directors in accordance with the requirements of the following sentence and (ii) any Subsidiary of an Unrestricted Subsidiary. The Company may designate any Subsidiary of the Company or of a Restricted Subsidiary (excluding any Restricted Subsidiary that had been designated as an Unrestricted Subsidiary prior to its designation as a Restricted Subsidiary but including a newly acquired or newly formed Subsidiary of the Company or any Restricted Subsidiary) to be an Unrestricted Subsidiary by a resolution of the Board of Directors, if immediately after giving effect to such designation, (i) the Company could Incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the Indenture, (ii) the Company could make an additional Restricted Payment of $1.00 pursuant to the Indenture, (iii) such Subsidiary does not own or hold any Capital Stock or Redeemable Stock of, or any Lien on any property of, the Company or any Restricted Subsidiary and (iv) such Subsidiary is not liable, directly or indirectly, with respect to any Indebtedness other than Non-Recourse Indebtedness. The Board of Directors may designate any Unrestricted Subsidiary (excluding any Unrestricted Subsidiary that had been a Restricted Subsidiary prior to its designation as an Unrestricted Subsidiary) to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, the Company could Incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the Indenture. Upon any such designation by the Board of Directors, the Company shall promptly file with the Trustee a copy of a board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing. As of the date of the Indenture, the Company has no Unrestricted Subsidiaries.

"Vinccler Notes" means the promissory notes in an aggregate principal amount equal to $10 million issued to Vinccler by the Company and guaranteed by Benton-Vinccler.

"Voting Stock" means, with respect to any person, securities of any class or classes of Capital Stock in such person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the board of directors or other governing body of such person but not including Capital Stock having the right to vote thereon solely upon the happening of a contingency unless and until such contingency has occurred, and then only so long as such Capital Stock has voting rights with respect thereto.

"Wholly Owned Subsidiary" means, with respect to any person, any Subsidiary of such person if all of the Capital Stock (excluding Preferred Stock) in such Subsidiary (other than any director's qualifying shares) is owned directly or indirectly by such person.

EVENTS OF DEFAULT

An Event of Default will occur under the Indentures with respect to the Debt Securities if any one of the following events occurs:

(a) default in the payment of any installment of interest on the Debt Securities as and when the same becomes due and payable, and the continuance of such default for 30 days; or

(b) default in the payment of the principal of the Debt Securities, the amount payable upon the redemption of any Debt Securities, the Change in Control Purchase Price or the Asset Sale Offer Price when the same becomes due and payable as provided under the Indentures, whether at Stated Maturity, upon redemption, upon declaration of acceleration, when due for purchase by the Company or otherwise; or

(c) default in the performance or breach of any covenant or agreement of the Company under the Indentures (other than a default in the performance or breach of a covenant or agreement that is specifically dealt with elsewhere herein) and continuance of such default or breach for a period of 30 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in principal amount of the outstanding Debt Securities a written notice specifying such default or breach and stating that such notice is a "Notice of Default" under the Indentures; or

(d) default in the payment of any principal, premium, if any, or interest when due or after the expiration of any applicable grace period in respect of any Indebtedness of the Company or any Restricted Subsidiary (including, without limitation, reimbursement obligations with respect to Performance Letters of Credit) having an outstanding principal amount (or with an outstanding reimbursement obligation) of $2.5 million or more individually or in the aggregate or the acceleration of the maturity of any such Indebtedness; or

(e) one or more final judgments or orders rendered against the Company or any Restricted Subsidiary which require the payment in money, either individually or in an aggregate amount, of more than $500,000 shall remain unsatisfied or unstayed for 30 consecutive days after any such judgment or order becomes final and nonappealable; or

(f) the entry of a decree or order by a court having jurisdiction in the premises (i) for relief in respect of the Company or any Material Subsidiary in an involuntary case or proceeding under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or (ii) adjudging the Company or any such Material Subsidiary as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any such Material Subsidiary under any such law, or (iii) appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company or any such Material Subsidiary or of any substantial part of any of their properties, or ordering the winding up or liquidation of any of their affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or

(g) the institution by the Company or any Material Subsidiary of a voluntary case or proceeding under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or the consent by the Company or any Material Subsidiary to the entry of a decree or order for relief in respect of the Company or such Material Subsidiary in any involuntary case or proceeding under any such law or to the institution of bankruptcy or insolvency proceedings against the Company or such Material Subsidiary, or the filing by the Company or any Material Subsidiary of a petition or answer or consent seeking reorganization or relief under any such law, or the consent by the Company or any Material Subsidiary to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of any of the Company or such Material Subsidiary or any substantial part of any of their properties, or the making by the Company or any Material Subsidiary of an assignment for the benefit of creditors, or the admission by the Company or any Material Subsidiary in writing of an inability to pay any of their debts generally as they become due or the taking of corporate action by the Company or any Material Subsidiary in furtherance of any such action.

If an Event of Default with respect to the Offered Debt Securities (other than as specified in clauses (f) and (g) above) occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Offered Debt Securities then outstanding, by written notice to the Company (and to the Trustee if such notice is given by holders) may, and the Trustee at the request of such holders shall, declare the Debt Securities and the accrued interest thereon to be immediately due and payable, as specified below. Upon a declaration of acceleration, such amount shall be due and payable immediately after receipt by the Company of such written notice. If an Event of Default specified in clause (f) or (g) above occurs and is continuing, then the Debt Securities and the accrued interest thereon shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder. At any time after such declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the Debt Securities outstanding, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and (ii) the amounts payable in respect of any Debt Securities which have become due otherwise than by such declaration of acceleration and overdue interest thereon (to the extent of such overdue interest at the rate borne by the Debt Securities), (b) the rescission would not conflict with any judgment or decree and (c) all existing Events of Default, other than the non-payment of the principal amount of the Notes which have become due solely by such declaration of acceleration, have been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereon provided in the following paragraph.

The holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities, by notice to the Trustee (and without notice to any other holder) on behalf of the holders of all the Debt Securities may waive any past Default under the Indentures with respect to such Debt Securities and its consequences, except (i) an Event of Default described in clause (b) of the first paragraph under this section or (ii) a default in the payment of interest on any Debt Securities or in respect of a covenant or provision that under the terms of the Indentures cannot be modified or amended without the consent of the holder of each outstanding Debt Securities affected thereby. Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of the Indentures; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereto.

In the Indentures, (i) the Company will covenant that (to the extent that it may lawfully do so) it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of the Indentures and the Company will expressly waive (to the extent that it may lawfully do so) all benefit or advantage of any such law and (ii) the Company will covenant that it will not hinder, delay or impede the execution of any power granted to the Trustee under the Indentures and will suffer and permit the execution of every such power as though no such law had been enacted.

DEFEASANCE

The Indentures will provide that (i) the Company may be discharged from any and all obligations in respect of the outstanding Debt Securities or (ii) the Company may omit to comply with certain restrictive covenants and that such omission shall not be deemed to be an Event of Default under the Indentures and the Debt Securities in the case of either clause (i) or (ii) upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified accountants to pay the principal of and each installment of interest, if any, on the outstanding Debt Securities. With respect to clause (ii), the obligations under the Indentures other than with respect to such covenants and the Events of Default other than the Event of Default relating to such covenants shall remain in full force and effect. Such trust may only be established if, among other things (a) with respect to clause
(i), the Company has delivered to the Trustee an Opinion of Counsel stating that the Company has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, and based thereon such Opinion of Counsel confirms that holders of the Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred or, with respect to clause (ii), the Company has delivered to the Trustee an Opinion of Counsel to the effect that the holders of the Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; (b) no Event of Default or Default shall have occurred or be continuing; (c) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940, as amended; and (d) certain other customary conditions precedent are satisfied.

MODIFICATION OF INDENTURE

The Indentures contain provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of Debt Securities at the time outstanding, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indentures or any supplemental indenture or modifying in any manner the rights of the holders of the Debt Securities; provided that no such supplemental indenture shall (i) extend the final maturity of any Debt Securities, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption of any Debt Securities or upon an Event of Default, or reduce the Change in Control Purchase Price of the Asset Sale Offer Price, or impair or affect the right of any holder to institute suit for the payment thereof without the consent of the holder of each Debt Securities so affected, or (ii) reduce the aforesaid percentage of Debt Securities, the consent of the holders of which is required for any supplemental indenture, without the consent of the Holders of all Debt Securities then outstanding.

THE TRUSTEE

Each Indenture contains certain limitations on the right of the Trustee, as a creditor of the Company, to obtain payment of claims in certain cases and to realize on certain property received with respect to any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions, except that, if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign.

The Trustee has made loans to the Company and its subsidiaries and affiliates from time to time in the ordinary course of business and at prevailing interest rates under agreements with commercial bank groups. In addition, the Trustee serves as a depositary of funds of, and performs other services for, the Company and its trustee under two other indentures pursuant to which several outstanding series of the Company's debentures have been issued.

SUBORDINATION

The payment of the principal of and premium, if any, and interest on the Subordinated Debt Securities is, to the extent set forth in the Subordinated Indenture, subordinated in right of payment to the prior payment in full of all Senior Indebtedness, whether now outstanding or incurred in the future. Upon any payment or distribution of assets of the Company to creditors upon any liquidation, dissolution, winding up, assignment for the benefit of creditors or marshalling of assets and liabilities or any bankruptcy, insolvency, receivership, liquidation, reorganization or similar proceedings of the Company, the holders of all Senior Indebtedness will first be entitled to receive any payment in full of all amounts due or to become due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment (other than any payment in the form of Permitted Junior Securities) on account of the principal of or premium, if any, or interest on the Subordinated Debt Securities.

No payment (other than any payment in the form of Permitted Junior Securities) on account of principal of and premium, if any, or interest on the Subordinated Debt Securities may be made if a Payment Event of Default shall have occurred and be continuing. In addition, no payment (other than any payment in the form of Permitted Junior Securities) on account of principal of or premium, if any, or interest on the Subordinated Debt Securities may be made if a Non-payment Event of Default shall have occurred and be continuing, for the period (a "Payment Blockage Period") commencing on receipt of notice of such event of default by the Trustee from holders of at least a majority in principal amount of any Designated Senior Indebtedness (or any other trustee or other representative therefor) and ending on the earlier of (i) the date such Non-payment Event of Default has been cured or waived or has ceased to exist or any acceleration of such Designated Senior Indebtedness has been rescinded or annulled or such Designated Senior Indebtedness shall have been discharged and
(ii) the date 176 days after such receipt of notice. Any number of such notices may be given; provided, however, that, during any 360-day period, the aggregate Payment Blockage Periods shall not exceed 176 days and there shall be a period of at least 184 consecutive days when no Payment Blockage Period is in effect. No default, existing or continuing when a Payment Blockage Period begins may be the basis for any subsequent Payment Blockage Period unless such default has been cured for a period of at least 90 consecutive days. In the event that, notwithstanding the restrictions described in the preceding sentences, the Company makes any payment to the Trustee or a Holder of Subordinated Debt Securities prohibited by any such restriction, with such Trustee or Holder, as the case may be, knowing of such contravention before receipt thereof, then such payment will be required to be paid over and delivered forthwith to the Company to the extent necessary to pay in full all such Senior Indebtedness.

The subordination rights of holders of Senior Indebtedness will not be prejudiced or impaired by any acts or failures to act by the Company or by any such holder. The subordination of the Subordinated Debt Securities set forth above will not prevent the occurrence of any Event of Default under the Subordinated Indenture. Furthermore, the subordination of the Subordinated Debt Securities as set forth above will not impair, as between the Company, the Holders of the Subordinated Debt Securities and creditors of the Company other than holders of Senior Indebtedness, the obligations of the Company to make payments on the Subordinated Debt Securities in accordance with their terms. In certain circumstances, as set forth in the Indenture, the Holders of Subordinated Debt Securities will be subrogated to certain rights of the holders of Senior Indebtedness upon payment in full of all Senior Indebtedness.

By reason of such subordination, in the event of insolvency of the Company, the holders of Senior Indebtedness (as well as other creditors of the Company who are holders of indebtedness that is not subordinated to the Senior Indebtedness) may recover more, ratably, than the Holders of the Subordinated Debt Securities.

The Subordinated Debt Securities will also be effectively subordinated to all liabilities, including trade payables and capitalized lease obligations, if any, of the Company's subsidiaries. Any right of the Company to receive the assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the Subordinated Debt Securities to participate in those assets) will be subject to the prior payment of claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself a creditor of such subsidiary, in which case the claims of the Company would still be subject to the prior payment of claims secured by security interests in the assets of such subsidiary and any other indebtedness of such subsidiary senior to that held by the Company.


Subordinated Debt Securities are issued under the Subordinated Indenture, the aggregate principal amount of Senior Indebtedness outstanding as of a recent date will be set forth in the Prospectus Supplement. The Subordinated Indenture does not restrict the amount of Senior Indebtedness that the Company may incur, provided that the Company complies with the ratio requirements set forth therein.

                              PLAN OF DISTRIBUTION

The Company may offer Debt Securities to or through underwriters, through agents or directly to other purchasers.

The distribution of Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices.

In connection with the sale of Debt Securities, underwriters or agents may receive compensation from the Company or from purchasers in the form of discounts, concessions or commissions. Underwriters, agents and dealers participating in the distribution of the Debt Securities may be deemed to be underwriters within the meaning of the Securities Act.

Pursuant to agreements which may be entered into between the Company and any underwriters or agents named in the Prospectus Supplement, such underwriters or agents may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as agents for the Company to solicit offers by certain institutional investors to purchase Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but shall in all cases be subject to the approval of the Company. The obligations of the purchaser under any such contract will not be subject to any conditions except (i) the investment in the Debt Securities by the institution shall not at the time of delivery be prohibited by the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if a portion of the Debt Securities is being sold to underwriters, the Company shall have sold to such underwriters the Debt Securities not sold for delayed delivery. Underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

All Debt Securities offered will be a new issue of securities with no established trading market. Any underwriters to whom such Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any Debt Securities.

Certain of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for the Company in the ordinary course of business.

The specific terms and manner of sale of the Debt Securities in respect of which this Prospectus is being delivered are set forth or summarized in the Prospectus Supplement.
                                 LEGAL MATTERS

The validity of the issuance of the Debt Securities offered will be passed upon for the Company by Emens, Kegler, Brown, Hill & Ritter, Co., L.P.A., Columbus, Ohio. Certain legal matters related to the Debt Securities offered will be passed upon for the underwriters or agents, if any, by a law firm named in the Prospectus Supplement relating to a particular issue of Debt Securities.

                                    EXPERTS

The financial statements of the Company as of December 31, 1993 and 1994 and for each of the three years in the period ended December 31, 1994 incorporated into this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The information appearing herein or incorporated herein by reference with respect to proved oil and gas reserves of the Company at December 31, 1993 and 1994, to the extent stated herein or incorporated herein by reference, was estimated by the Company and audited by Huddleston & Co., Inc., independent petroleum engineers, and is included herein or incorporated herein by reference on the authority of such firm as experts in petroleum engineering.


                             AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. Reports, proxy statements and other information statements filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission, at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549, and the following regional offices of the
Commission: 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549.

The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Securities. This Prospectus, filed as part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and to the exhibits and schedules thereto, which may be inspected at the Commission's offices without charge or copies of which may be obtained from the Commission upon payment of the prescribed fees. Statements made in the Prospectus as to the contents of any contract, agreement or document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, and each such statement is qualified in its entirety by such reference.

                                    GLOSSARY

When the following terms are used in the text they have the meanings indicated.

MCF. "Mcf" means thousand cubic feet. "MMcf" means million cubic feet. "Bcf" means billion cubic feet. "Tcf" means trillion cubic feet.

BBL. "Bbl" means barrel. "MBbl" means thousand barrels. "MMBbl" means million barrels. "BBbl" means billion barrels.

BOE. "BOE" means barrels of oil equivalent, which are determined using the ratio of one barrel of crude oil, condensate or natural gas liquids to six Mcf of natural gas so that six Mcf of natural gas is referred to as one barrel of oil equivalent or "BOE." "MBOE" means thousands of barrels of oil equivalent. "MMBOE" means millions of barrels of oil equivalent.


CAPITAL EXPENDITURES. "Capital Expenditures" means costs associated with exploratory and development drilling (including exploratory dry holes); leasehold acquisitions; seismic data acquisitions; geological, geophysical and land-related overhead expenditures; delay rentals; producing property acquisitions; and other miscellaneous capital expenditures.


COMPLETION COSTS. "Completion Costs" means, as to any well, all those costs incurred after the decision to complete the well as a producing well. Generally, these costs include all costs, liabilities and expenses, whether tangible or intangible, necessary to complete a well and bring it into production, including installation of service equipment, tanks, and other materials necessary to enable the well to deliver production.

DEVELOPMENT WELL. A "Development Well" is a well drilled as an additional well to the same reservoir as other producing wells on a lease, or drilled on an offset lease not more than one location away from a well producing from the same reservoir.

EXPLORATORY WELL. An "Exploratory Well" is a well drilled in search of a new and as yet undiscovered pool of oil or gas, or to extend the known limits of a field under development.

FINDING COST. "Finding Cost," expressed in dollars per BOE, is calculated by dividing the amount of total capital expenditures incurred related to acquisitions, exploration and development costs (reduced by proceeds from any sale of oil and gas properties) by the amount of total net reserves added or reduced as a result of property acquisitions and sales, drilling activities and reserve revisions during the same period.

FUTURE DEVELOPMENT COST. "Future Development Cost" of proved non-producing reserves, expressed in dollars per BOE, is calculated by dividing the amount of future capital expenditures related to development properties by the amount of total proved non-producing reserves associated with such activities.

GROSS ACRES OR WELLS. "Gross Acres or Wells" are the total acres or wells, as the case may be, in which an entity has an interest, either directly or through an affiliate.

LIFTING COSTS. "Lifting Costs" are the expenses of lifting oil from a producing formation to the surface, consisting of the costs incurred to operate and maintain wells and related equipment and facilities, including labor costs, repair and maintenance, supplies, insurance, production, severance and windfall profit taxes.

MMBTU. "MMBTU" means one million British thermal units. A British thermal unit is the amount of heat needed to raise the temperature of one pound of water one degree Fahrenheit.

NET ACRES OR WELLS. A party's "Net Acres" or "Net Wells" are calculated by multiplying the number of gross acres or gross wells in which that party has an interest by the fractional interest of the party in each such acre or well.

OIL AND GAS LEASE. An "Oil and Gas Lease" is an agreement whereby the grantee receives for a period of time the full or partial interest in oil and gas properties, oil and gas mineral rights, fee rights, or other rights of the grantor granting the grantee the right to drill for, produce and sell oil and gas upon payment of rentals, bonuses and/or royalties. Oil and Gas Leases are generally acquired from private landowners and federal and state governments.

PRODUCING PROPERTIES OR RESERVES. "Producing Reserves" are Proved Developed Reserves expected to be produced from existing completion intervals now open for production in existing wells. "Producing Properties" are properties to which Producing Reserves have been assigned by an independent petroleum engineer.

PROVED DEVELOPED BEHIND-PIPE RESERVES. "Proved Developed Behind-Pipe Reserves" are reserves contained in geological formations through which an existing well has been drilled but from which the well has not yet produced. The reserves are said to be "behind pipe" because the oil and gas are sealed out of the well bore by the casing leading to the existing completion interval.

Behind-Pipe Reserves are classified as Proved Developed only if the cost of completing the well for production of such reserves is relatively small compared to the cost of a new well.

PROVED DEVELOPED RESERVES. "Proved Developed Reserves" are Proved Reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

PROVED RESERVES. "Proved Reserves" are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known oil and gas reservoirs under existing economic and operating conditions, that is, on the basis of prices and costs as of the date the estimate is made and any price changes provided for by existing conditions.

PROVED UNDEVELOPED RESERVES. "Proved Undeveloped Reserves" are Proved Reserves which can be expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

RESERVES. "Reserves" means crude oil and natural gas, condensate and natural gas liquids, which are net of leasehold burdens, are stated on a net revenue interest basis, and are found to be commercially recoverable.

ROYALTY INTEREST. A "Royalty Interest" is an interest in an oil and gas property entitling the owner to a share of oil and gas production (or the proceeds of the sale thereof) free of the costs of production.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS, BEFORE PROVISION FOR INCOME TAXES. The "Standardized measure of discounted future net cash flows, before provision for income taxes" is a method of determining the present value of Proved Reserves. Future net revenues from Proved Reserves are estimated assuming that oil and gas prices and production and development costs remain constant. The resulting stream of revenues, before provision for income taxes, is then discounted at the rate of 10% per year to obtain a present value.

3-D SEISMIC. "3-D Seismic" is the method by which a three dimensional image of the earth's subsurface is created through the interpretation of aerially collected seismic data. 3-D surveys allow for a more detailed understanding of the subsurface than do conventional surveys and contribute significantly to field appraisal, development and production.

UNDEVELOPED ACREAGE. "Undeveloped Acreage" is oil and gas acreage (including, in applicable instances, rights in one or more horizons which may be penetrated by existing wellbores, but which have not been tested) to which Proved Reserves have not been assigned by independent petroleum engineers.

WORKING INTEREST. A "Working Interest" is the operating interest under an Oil and Gas Lease which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

In this Prospectus, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located at 60 degrees Fahrenheit.

                      [BENTON OIL AND GAS COMPANY LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting discounts) are estimated to be as follows:

SEC filing fee                                           $ 17,858
NASD filing fee                                             5,500
Printing and engraving                                    150,000
Accounting fees and expenses                              175,000
Legal fees and expenses                                   210,000
Blue Sky filing fees                                       20,000
Rating Agency fees                                         70,000
Trustee fees                                               15,000
Miscellaneous                                              81,642
                                                         --------
          Total                                          $745,000
                                                         ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under provisions of the Certificate of Incorporation and Bylaws of the Company, each person who is or was a director or officer of the Company shall be indemnified by the Company as a matter of right to the full extent permitted or authorized by law. The effects of the Certificate of Incorporation, Bylaws and General Corporation Law of Delaware may be summarized as follows:

        (a) Under Delaware law, to the extent that such a person is successful on the merits in defense of a suit or proceeding brought against him by reason of the fact that he is a director or officer of the Company, he shall be indemnified against expenses (including attorneys' fees) reasonably incurred in connection with such action.

        (b) If unsuccessful in defense of a third-party civil suit or a criminal suit, or if such a suit is settled, such a person shall be indemnified under such law against both (1) expenses (including attorneys' fees) and
     (2) judgments, fines and amounts paid in settlement if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful.

        (c) If unsuccessful in defense of a suit brought by or in the right of the Company, or if such suit is settled, such a person shall be indemnified under such law only against expenses (including attorneys' fees) incurred in the defense or settlement of such suit if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company except that if such a person is adjudged to be liable in a suit in the performance of his duty to the Company, he cannot be made whole even for expenses unless the court determines that he is fairly and reasonably entitled to indemnity for such expenses.

        (d) The Company may not indemnify a person in respect of a proceeding described in (b) or (c) above unless it is determined that indemnification is permissible because the person has met the prescribed standard of conduct by any one of the following: (i) the Board of Directors, by a majority vote of a quorum consisting of directors not at the time parties to the proceeding, (ii) if a quorum of directors not parties to the proceeding cannot be obtained, or, if obtainable but the quorum so directs, by independent legal counsel selected by the Board of Directors or the committee thereof; or (iii) by the stockholders.

The Underwriting Agreement filed as Exhibit 1.1 hereto also contains certain provisions pursuant to which officers, directors and controlling persons of the Company may be entitled to be indemnified by the underwriters named therein.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  Exhibits


      1.1   Form of Underwriting Agreement (for debt securities).*
      4.1   Form of Indenture with respect to Senior Indebtedness.****
      4.2   Form of Indenture with respect to Subordinated Indebtedness.****
      5.1   Opinion of Emens, Kegler, Brown, Hill & Ritter Co., L.P.A. regarding validity of the
            Securities.*
     12.1   Statement of Computation of Ratios. (Incorporated by reference to Exhibit 11.1 to the
            Company's Form 10-K for the year ended December 31, 1994)
     23.1   Consent of Deloitte & Touche LLP. (Included on page II-5)**
     23.2   Consents of Emens, Kegler, Brown, Hill & Ritter Co., L.P.A.****
     23.3   Consent of J.C. White and Associates, Inc.***
     23.4   Consent of Huddleston & Co., Inc.***
     24.1   Power of Attorney. (Included on Signature Page)***
     24.2   Power of Attorney of the Company.***
     25.1   Statement of Eligibility and Qualifications on Form T-1 relating to Senior Indenture and
            Subordinated Indenture.*
     99.1   Form of Indenture dated May, 1992 between the Company and Meridian Trust Company of
            California. (Incorporated by reference to Exhibit 4.3 to the Company's S-1 Registration
            Statement No. 33-46077).
     99.2   Note Agreement related to the 8% Convertible Subordinated Notes between the Company and the Purchasers thereof (Incorporated by reference to Exhibit 10.20 to the Company's S-1
            Registration Statement No. 33-43662).
     99.3   Purchase Agreement between the Company and Venezolana de Inversiones Y Construcciones
            Clerico, C.A. dated March 4, 1994.***
     99.4   Note Agreement dated September 30, 1994 between the Company and the Purchasers thereof related to the 13% Senior Notes due September 30, 2002 (Incorporated by reference to
            Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended
            September 30, 1994).
     99.5   Credit Agreement dated December 27, 1994 among the Company, Benton Oil and Gas Company of
            Louisiana, New York Gas Fund I and Christiania Bank og Kreditkasse.***
     99.6   Agreements and Promissory Notes between the Company and Morgan Guaranty Trust Company related to loans to Benton-Vinccler not to exceed $10 million dated February 10, 1994 and
            February 24, 1994.***
     99.7   Agreement No. 0094372 Concerning the Transportation of the GEOILBENT, LTD.'s Crude Oil
            from Russia for Export dated January 27, 1994.***
     99.8   Purchase and Sale Agreement by and among Benton Oil and Gas Company of Louisiana and Tesla
            Resources, Inc. related to the West Cote Blanche Bay Field, Louisiana dated as of March
            31, 1995 (Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form
            8-K filed on April 17, 1995).
     99.9   Purchase and Sale Agreement by and among Benton Oil and Gas Company of Louisiana, Tenneco
            Gas Production Corporation and Tenneco Ventures Corporation related to the West Cote
            Blanche Bay Field, Louisiana dated as of November 29, 1994 (Incorporated by reference to
            Exhibit 2.2 to the Company's Current Report on Form 8-K filed on April 17, 1995).


- ---------------
   * To be filed as an exhibit to Form 8-K or as an exhibit to a post-effective amendment to this Registration Statement in reference to the specific offering of Securities, if any, to which it relates.

  ** Filed herewith.

 *** Filed as exhibit to original filing of Registration Statement No. 33-79494.

**** Filed as exhibit to amendment no. 1 to this Registration No. 33-79494.


(b)  Financial Statement Schedules

All schedules have been omitted because the required information is not significant, or is included in the financial statements or the notes thereto or is not applicable.

ITEM 17.  UNDERTAKING

(a) The undersigned Registrant hereby undertakes:

        (1) to file, during any period in which offers or sales are being made, a post-effective amendment this Registration Statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the Registration Statement.

        (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430a and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(d) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(e) The undersigned Registrant hereby undertakes if securities are to be offered pursuant to competitive bidding (1) to use its best efforts to distribute prior to the opening of bids, to prospective bidders, underwriters and dealers, a reasonable number of copies of a prospectus which at that time meets the requirements of section 10(a) of the Securities Act, and relating to the securities offered at competitive bidding, as contained in this Registration Statement, together with any supplements thereto, and (2) to file an amendment to this Registration Statement reflecting the results of bidding, terms of the reoffering and related matters to the extent required by the applicable form, not later than the first use, authorized by the issuer after the opening of bids, of a prospectus relating to the securities offered at competitive bidding, unless no further public offering of such securities by the issuer and no reoffering of such securities by the purchasers is proposed to be made.

(f) The undersigned Registrant hereby undertakes to file applications for the purpose of determining the eligibility of the Senior Trustee and the Subordinated Trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   Signatures


Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carpinteria, State of California, on the 11th day of May, 1995.


                                        BENTON OIL AND GAS COMPANY

                                            /s/ A. E. BENTON
                                        By:

                                            A. E. Benton, President


Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed on May 11, 1995 by the following persons in the capacities indicated:


/s/  A. E. BENTON                         President, Chief Executive Officer and Director
      A. E. Benton

/s/  DAVID H. PRATT                       Vice President -- Finance, Principal Financial Officer
      David H. Pratt

/s/  BRUCE M. MCINTYRE                    Director
      Bruce M. McIntyre

/s/  MICHAEL B. WRAY                      Director
      Michael B. Wray

/s/  WILLIAM H. GUMMA                     Director
      William H. Gumma

/s/  RICHARD W. FETZNER                   Director
      Richard W. Fetzner

                         Independent Auditors' Consent


We consent to the incorporation by reference into this Amendment No. 2 to the Registration Statement of Benton Oil and Gas Company (No. 33-79494) on Form S-3 of our report dated March 31, 1995, appearing in the annual report on Form 10-K of Benton Oil and Gas Company for the year ended December 31, 1994, and to the reference to our firm under the caption "Experts" in the Prospectus which forms a part of this Registration Statement.


DELOITTE & TOUCHE LLP

Los Angeles, California

May 11, 1995